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04010133

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wembley plc

*CURRENT ADDRESS

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3010 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/26/04

82-3010

AR/S
12-31-02

Wembley plc

Annual report and accounts 2002

rack-based





Gaming











Wembley plc is a track-based gaming business operating in the UK and USA

Wembley's strategy is to build its position in the UK and US track-based gaming industries with the aim of delivering continued organic growth and maximising returns for shareholders.

Wembley's tracks in the UK and USA are at the core of this strategy, with their racing activities augmented by additional forms of gaming wherever possible. The video lottery terminal operation at the Lincoln Park track in Rhode Island, USA is a hugely successful example of this strategy.

FINANCIAL & COMMERCIAL HIGHLIGHTS FOR 2002

OPERATING PROFIT
(continuing operations)

£38.9m
+10.8%

EARNINGS PER SHARE
(adjusted)

63.4p
+17.0%

DIVIDEND PER SHARE
(full year)

18.0p
+20.0%

AVERAGE WEEKLY VLT DROP
(Lincoln Park)

$4.5m
+18.4%

CASH FROM OPERATIONS

£41.4m
+13.6%

RETURNED TO SHAREHOLDERS
(via share purchase and cancellation)

£21.7m

Non-core business disposals
In line with our stated strategy, the disposal of our non-core events services businesses was concluded in February 2003. Wembley is now positioned as a high growth, track-based gaming business operating in the UK and USA.

Average weekly VLT drop
We operate 1,700 video lottery terminals ("VLTs") at our Lincoln Park track in Rhode Island, USA, with permission granted, in January 2003, for the introduction of a further 1,300. The key performance indicator is the average weekly VLT drop. In 2002, this increased by 18.4% to $4.5m (2001: $3.8m). In 2002, we retained an average of 30.75% (2001: 31.0%) of this income.

£21.7m returned to shareholders
During the year, £21.7m was returned to shareholders via the purchase and cancellation of 3.0m shares. Since the commencement of this programme, following the sale of Wembley Stadium in March 1999, we have returned a total of £118.1m to shareholders, reducing the number of shares in issue by around 40%.

Balance sheet reconstruction
Following shareholder approval at our Annual General Meeting in April 2002, the High Court issued an order on 23 May 2002, approving the reconstruction of the Wembley plc balance sheet. This resulted in the Company increasing its distributable reserves by £72.3m, thus allowing us to continue with our share buyback programme.

In my statement last year, I outlined our strategy to transform Wembley into a **focused, track-based gaming business**. This strategy required our exit from the low yielding non-core business activities within our events services division, whilst growing our position in the UK and US track-based gaming industries. I am pleased to report, one year on, **substantial progress** in both aspects of this strategy. Wembley plc was **admitted into the FTSE 250** in December 2002.

The Group has now completed **the disposal of all of its events services businesses**. The sale of Wembley (London) Limited, which owned and operated the Wembley Complex, was completed in August 2002. The company was sold to Quintain Estates and Developments plc for £48.6m, with £16.0m paid on completion. The further payments of £18.6m and £14.0m, due in December 2003 and December 2004 respectively, are secured by a Quintain parent company guarantee and a charge over the major element of the land and businesses sold. Wembley Sports Arena Limited, which traded as Keith Prowse Hospitality, was sold in March 2002 for £5.6m. In addition, we also disposed of the Wembley Ticketing business and our investments in The Beatles Story and WembleyTV for an aggregate cash amount of £0.5m. Additional amounts are potentially receivable from the sale of the ticketing business, dependent on future performance. In February 2003, the disposal programme was concluded with the sale of Corporate Innovations to its management for approximately £1.0m, with further amounts potentially payable upon any future disposal of the business.

The successfully completed disposal programme means that Wembley is now a single, focused business operating in three jurisdictions – Rhode Island and Colorado in the USA, and the UK. Growth potential exists within each of these businesses. Significant step changes in profit will require the realisation of certain **key strategic initiatives**, on which there has been positive progress.

At Lincoln Park, Rhode Island, we secured the permission of the Lottery Commission on 27 January 2003 to install an **additional 1,300 video lottery terminals ("VLTs")**. This brings the total number of VLTs permitted within the facility to 3,000, which will allow us to satisfy the customer demand that currently exists and to grow it further over the next few years. We intend to commence construction of a new building to house these additional VLTs during 2003 and, at this stage, expect that this development will be completed in late 2004, at a cost currently estimated at around £23m. Upon completion, all of the 1,300 new VLTs will be housed in this new building, augmenting the 1,700 already located on the ground floor of the current building. In the intervening period, as a result of the ground floor space within the existing building being near to full utilisation, 70 of the new VLTs will be located on the ground floor of the current building, with approximately 500 installed on an upper floor. Historically, VLTs on upper floors have yielded a significantly lower return than those located on the ground floor.

As previously reported, Wembley is continuing to co-operate with a **Federal Grand Jury investigation** in the USA into allegations against the Group that potentially illegal payments were proposed in relation to the gaming facility at Lincoln Park, Rhode Island. This allegation implies that potentially serious offences were contemplated. There is a significant possibility of claims or charges being brought, which could have material consequences for the Group. These would be vigorously resisted, as the Directors remain of the view that the allegations are without foundation.

In Colorado, we own and operate four of the five racing facilities in the State. Whilst we continue to maximise profits from these assets, our tracks are well positioned to act as a location for VLTs as part of any expansion of the State's Lottery operation. At present, our tracks do not contain any VLTs. The Colorado tourism industry, with the support of certain elected representatives, has proposed an expansion of the Lottery utilising VLTs at racetracks. The Lottery's share of the revenues would be used in conjunction with the existing Lottery programmes to benefit State parks, recreation, preservation of open spaces, the promotion of tourism in Colorado and school rehabilitation. The supporting elected representatives have filed proposals calling for a Statewide ballot initiative in November 2003.

The strategy for our UK greyhound operation involves **increasing our portfolio of tracks** and positioning the business to exploit the expected opportunities following the Government's anticipated **gaming deregulation**. Following extensive location and site searches during 2002, we are close to acquiring an existing greyhound track and have also exchanged contracts, subject to receipt of a satisfactory planning permission, for a long lease of a site in Liverpool, on which we intend to construct a new greyhound track. We continue to negotiate with a number of other parties regarding both the acquisition of existing stadia and the development of new tracks. The report from the Gambling Review Body, the "Budd Report", if implemented as the proposed Gambling Bill, could be a significant positive development for our UK greyhound business and our discussions with Government have provided us with a degree of comfort on the likely outcome. In particular, it would allow us to increase the utilisation of our tracks, and thereby increase their value, through the provision on-site of a wider range of gaming opportunities, including bingo, casino and an expanded number of higher quality gaming machines. In addition, negotiations have now commenced between the UK greyhound racing industry and the UK bookmakers regarding the future mechanisms for and quantum of bookmaker payments to the greyhound racing industry.

Finally, following a review of the potential future profitability of our 24dogs business, we decided not to develop this business further and instead to license out the use of its name and website to a third party. The decision was taken in light of changing market conditions, particularly with respect to the value attributable to the exploitation of media rights, the level of future income that could reasonably be anticipated, and the rate of technological developments.

At the operating level, 2002 was **another successful year for the Wembley Group**. Operating profit increased by 9.3% to £35.9m (2001: £32.8m). Within this, operating profit from our continuing operations increased by 10.8% to £38.9m (2001: £35.1m). This was achieved in spite of the weakening of the US dollar against sterling (2002 average: £1:$1.50, 2001 average: £1:$1.44) and a small reduction in our share of the revenues from Lincoln Park (2002 average: 30.75%, 2001: 31.0%). Together, these reduced 2002 profits by around £1.9m.

The growth was once again **largely attributable to the VLT operation** at Lincoln Park in Rhode Island, where the key performance indicator, the average weekly drop, increased by 18.4% to $4.5m (2001: $3.8m). Our Colorado operation also grew profits over 2001 levels. The UK greyhound operation performed well to maintain operating profits at 2001 levels given the downturn that has affected many UK leisure businesses and the reduced trading levels during the time of the football World Cup in June.

Adjusted earnings per share increased by 17.0% to 63.4p (2001: 54.2p restated). This 9.2p increase arises from the increased profits (5.2p) and the reduced number of shares in issue (4.0p). During the year, a further 3.0m shares were acquired for £21.7m, bringing the total number of shares purchased and cancelled to 22.3m, at a total cost of £118.1m. This represents approximately 40% of the issued share capital since commencement of this programme in mid-1999.

Following shareholder approval at our Annual General Meeting in April 2002, the High Court issued an order on 23 May 2002 approving the reconstruction of the Wembley plc balance sheet. This order cancelled the share premium account and capital redemption reserve and transferred the balance to the profit and loss reserve, thereby **increasing the Company's distributable reserves** by £72.3m. This will enable the Group to continue with its share buyback programme, subject to both the availability of surplus cash and the Board believing that it remains in the best interests of shareholders.

The strong performance is reflected in the declaration of a **final dividend** of 12p per share (2001: 10p), giving a total dividend of 18p – an increase of 20% (2001: 15p). The final dividend will cost £4.1m and will be paid on 2 May 2003 to shareholders on the register on 4 April 2003. The total dividend is covered 3.5 times by adjusted earnings (2001: 3.6 restated).

2003 has started positively for all our businesses. In the first eight weeks, the average weekly drop at Lincoln Park was $4.60m (2001: $4.26m), an increase of 8.0%, and included a new record drop for one week of $4.93m. I am confident that we will continue to perform well. Growth levels in 2003, in particular, will be below those achieved in recent years, principally as a result of the impact of the current weakness of the US dollar on our sterling denominated profits and a further 0.5% reduction in our share of Lincoln Park revenues coming into effect on 1 July 2003. However, when the 1,300 new VLTs at Lincoln Park become fully operational in 2005, a significant beneficial impact can be expected.

I would like to take this opportunity, on behalf of the Board, to thank the **employees** of Wembley for their continued contribution, dedication and commitment to the Group's success.

Claes Hultman
Chairman

US gaming

We have five tracks in the USA, located in the States of Rhode Island and Colorado, for which our strategy is to offer additional gaming opportunities in the form of video lottery terminals ("VLTs") in addition to the traditional racing product. The principal venue is our track at Lincoln Park in Rhode Island which stages live and simulcast greyhound racing and, throughout 2002, operated 1,700 VLTs. Approval for the addition of a further 1,300 VLTs was received in January 2003. In Colorado, we own and operate three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Our US gaming business increased operating profit in 2002 by 17.7% to $56.4m (2001: $47.9m). However, as a result of a weakening of the average exchange rate between the US dollar and sterling (£1:$1.44 in 2001 to £1:$1.50 in 2002), the corresponding sterling profits grew by 12.7% to £37.5m (2001: £33.3m).

Rhode Island:
Lincoln Park, in Rhode Island, is the principal contributor to profits within our US division. This is attributable to the highly successful VLT operation. In 2002, the average weekly VLT drop, which is the key performance indicator for this business, increased by 18.4% to $4.5m (2001: $3.8m and 2000: $3.2m). The average weekly VLT drop represents the average profit from the VLTs each week. In 2002, we retained an average of 30.75% of this profit (2001: 31.0%). As in 2001, the VLT business continued to operate at full capacity during peak periods, notably weekends and US public holidays.

The performance in 2002 is particularly noteworthy given the more difficult economic situation in the US and the further expansion of the Native American Indian casinos in neighbouring Connecticut. Growth was in part due to a full year's contribution from "Chance", a new ground floor room that was opened in June 2001. "Chance" houses 200 VLTs that were previously under-utilised on an upper floor of the building. However, the principal reasons for the growth are actions taken by management in relation to the marketing of the business, cost control and the continuing focus on enhancing the customer experience.

A comprehensive programme of promotions was delivered in the year. This included radio, television and billboard advertising in the Boston and Providence markets – the two key catchment areas for Lincoln Park. In addition to this traditional method of advertising, other initiatives included on-site concerts, bus tours and the relaunch of the Lincoln Park internet site, as well as a number of promotions through the Lincoln Park Diamond Club loyalty programme. The Diamond Club has approximately 33,000 members and is used extensively to promote the business on the less busy midweek days. A typical promotion would entail mailing all Diamond Club members with a scan card, which is redeemable at Lincoln Park on a specified day for cash, the majority of which is returned through the VLTs. Bus tours, where we arrange transportation for groups to visit Lincoln Park, were used extensively to boost midweek attendance levels. As well as being successful in increasing VLT business levels on less busy days, our promotional activities have also contributed to an increase in revenues from on-site catering.

The emphasis on customer service and enhancing the customer experience included a wide ranging programme that involved refurbishment of the Boardwalk VLT area, landscaping at both entrances to Lincoln Park and the construction of a covered valet parking entrance. Other aspects included the continual review of both the type of games offered and the size of the minimum stake wagered in order to implement the most popular varieties of game. This resulted in the introduction of next generation VLTs and, more significantly, the


WHEEL OF
FORTUNE

introduction of "progressives". "Progressives" are linked VLTs which allow the pooling of prizes, thus enabling larger jackpots to be paid. The largest jackpot win from a progressive VLT to date is $352,000. This compares to a maximum prize of $25,000 from unlinked VLTs. The progressives were installed in February 2002.

As mentioned, we retained an average of 30.75% of the weekly drop in 2002. The State of Rhode Island now receives 52.0% and the VLT suppliers, the Town of Lincoln and greyhound owners share the balance. The State's share of the revenue from Lincoln Park is the third largest contribution to the finances of the State of Rhode Island, after income tax and sales tax. The reduction in our share to 30.75% (2001: 31.0%) resulted from the passing of a bill by the Rhode Island legislature in June 2002 that reduced our share of the VLT drop from 31.0% to 30.5% with effect from 1 July 2002. Further reductions of 0.5% on 1 July in each of 2003, 2004 and 2005 were also approved, thus, ultimately, reducing our share of drop to 29.0% with effect from 1 July 2005. The annual impact on our profit from a 0.5% reduction, based on the drop achieved in 2002, is $1.2m. We are confident that we can grow the average weekly drop by the required 1.7% to compensate for this shortfall. Whilst this change is an unwelcome development, we are hopeful that it has set the level for the next three years, despite the recently stated intention of the newly elected Governor of Rhode Island for the State to secure a larger overall share of the VLT drop.

The casinos in the neighbouring state of Connecticut continued to expand, with the Mohegan Sun opening a 1,200-room luxury hotel during the spring of 2002. This development precipitated an intense marketing and advertising campaign by both Connecticut casinos. The Native American Indians in Rhode Island, the Narragansetts, continued their pursuit of a casino in Rhode Island. In response, early in 2002 the Rhode Island legislature commissioned a study into gaming within the State, which is expected to report in spring 2003. We continue to participate fully in this study.

The growth in the average weekly VLT drop this year continues the pattern of growth achieved over recent years, as shown in *Graph 1*.

Within these figures is hidden our success in growing the net terminal income ("NTI"), which is the daily profit made by each VLT, to leading US gaming industry levels (2002: $377, 2001: $323). The NTI is clearly impacted by the number of VLTs within the facility and *Graph 2* illustrates how the NTI has grown compared to the average number of VLTs in operation. This clearly demonstrates the underlying organic growth, the period of time for new VLTs to reach peak income generating capacity and the reduced profitability of VLTs located on upper floors of the facility. Most notably, 300 additional VLTs were introduced in a downstairs location in the final quarter of 1999. A further 200 were introduced in a temporary upstairs location in the second half of 2000 with a consequential reduction in the NTI. As already mentioned, these 200 VLTs were subsequently moved downstairs mid-way through 2001, contributing to a return to growth in NTI.

Graph 1
Average weekly VLT drop
$'m


4.49
3.85
3.24
2.71
2.19
1.87
1997
1998
1999
2000
2001
2002



The graph of average weekly VLT drop by quarter *(Graph 3)* illustrates the now established trading pattern of growth through the first three quarters, with a quieter fourth quarter. 2002 also illustrates that the impact of this in a year with constant numbers of VLTs is for the average drop for the first and second halves to be broadly equal.

Importantly, the average drop for the first eight weeks of 2003 of $4.60m is 8.0% greater than the $4.26m achieved in the corresponding period of 2002 but only 2.4% greater than the average of $4.49m for 2002 as a whole, all periods having the same number and location of VLTs. This more modest level of growth, compared to previous years, illustrates the need for us to augment our offering with an increased number of VLTs.

Primarily in response to the excess of public demand for use of the VLTs compared to the supply, particularly at peak periods, we applied to the Rhode Island Lottery Commission for approval to install an additional 1,300 VLTs. On 27 January 2003, this application was approved. Once implemented, the total number of VLTs on offer at Lincoln Park will be 3,000, which will enable us both to satisfy existing demand and grow this demand further.

Graph 2
Average daily net terminal income (and average number of VLTs)


$
221
260
305
290
323
377
(1,200)
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
1997
1998
1999
2000
2001
2002

The construction of a new building on our Lincoln Park site will be necessary to accommodate these additional VLTs. Work on this is expected to commence during 2003. It is anticipated that this redevelopment will be completed in late 2004, at an estimated cost of around $35m. Upon completion, all 1,300 additional VLTs will be housed in this new building, augmenting the 1,700 already located on the ground floor of the existing facility.

During the construction period, approximately 500 of the additional VLTs will be installed on an upper floor of the existing facility, with around 70 installed a little later within some refurbished areas on the ground floor. The reason for this pattern of deployment is that the ground floor space is already near to full utilisation. The installation on the upper floor has largely been completed and the VLTs are expected to be operational by the middle of March 2003. Historically, VLTs on upper floors have yielded a lower return than those located on the ground floor. As such, we do not anticipate the 500 VLTs being at their maximum revenue generating potential until the early part of 2005 when they have been relocated into the new building.

The approval for the additional VLTs was a significant step in the delivery of our strategy for Lincoln Park and for our ability to maintain our competitive position in the face of continued proposals for new gaming developments in Rhode Island and neighbouring states. The principal focus for 2003 and 2004 will be the completion of the new building to accommodate these additional VLTs and then the maximisation of the revenue from them.





Colorado:

Our Colorado operations also had a good year, increasing operating profits slightly over 2001 levels. This was a pleasing result given the environment in which this business operates, particularly the rate of decline in turnover being experienced by racetracks throughout the USA.

The growth in operating profit is primarily attributable to a successful reduction in the cost base of the business, particularly through the implementation of new spending control policies, as well as the more efficient utilisation of labour across the tracks. For example, the use of automated betting ticket issuing machines was increased, which helped reduce the labour cost base.

The reductions in the cost base have more than offset the ongoing decline in betting handle (down 9% in 2002). This decline is consistent with that experienced in other States. We continued to reduce the costs of staging live racing. At the same time, the number of days of live horse racing has increased, as has simulcast horse betting which accords with the changing customer preference.

Additional marketing of the facilities at the tracks helped increase their utilisation with a wide range of events from weddings to car demonstrations. Consistent with this, a five-year lease agreement was secured with the "Colorado Crush" – Colorado's professional indoor football team – to train on the infield at our track in Commerce City, Denver and utilise some of the office space for their corporate headquarters. This agreement provides for off-season use of our facilities and provides us with some television and on-field advertising.

Whilst we continue to maximise profits from our racing assets, a number of elected Colorado State representatives have expressed support for raising additional public funds through an expansion of the State Lottery via the introduction of VLTs at racetracks in the State. A proposal for a Statewide ballot initiative in November 2003 to expand the Lottery in order to benefit the promotion of tourism, State parks, recreation, the preservation of open spaces and school rehabilitation has been filed with the Colorado Secretary of State. The outcome of this proposal is, at present, uncertain.

Graph 3
Average weekly VLT drop by quarter
$'m


* Represents the average weekly VLT drop for the first eight weeks of 2003
2.47
2.74
2.80
2.87
3.11
3.31
3.35
3.20
3.67
3.74
4.03
3.95
4.38
4.56
4.60
4.40
4.60
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
*Q1
1999
2000
2001
2002
2003

UK gaming

In the UK, we own and operate six greyhound tracks at Wimbledon and Catford in London, Manchester, Birmingham, Oxford and Portsmouth, making Wembley the UK's leading owner and operator of greyhound tracks.

Our UK gaming business delivered a commendable result in a tough trading environment, delivering an operating profit in line with 2001 at £4.5m.

Trading in the first five months of the year was broadly in line with expectations and ahead of the corresponding period last year. However, attendances were adversely impacted during the summer months by a number of high profile events including the Commonwealth Games, the Queen's Golden Jubilee Celebrations and, most notably, the football World Cup in June. The early opening of pubs and the live televising of World Cup matches during the early morning and lunchtime periods resulted in a considerable diversion of leisure spend away from our tracks.

Like many leisure businesses in the UK, the downturn continued into the autumn period, due generally to the overall economic climate and, certainly for our Wimbledon track, as a result of job losses in the City of London. In addition, the abolition of direct tax in betting shops and its replacement with a gross profit tax eliminated, in many customers' eyes, the previous advantage of on-track tax-free betting.

Nevertheless, trading levels improved considerably in the final two months of the year, with excellent bookings at our restaurants and executive boxes over the Christmas season. This, together with a focused pricing policy, helped recover some of the lost ground.

For the year as a whole, attendances across our tracks, at a little over one million, were some 5% lower than in 2001. Figures for the UK greyhound racing industry as a whole, show attendances in 2002 down by approximately 6%.

Despite the reduced attendances we were successful in further increasing the key spend indicators; tote betting spend per head (up 3.5%) and restaurant spend per head (up 4.0%). The restaurant spend per head increase was largely driven by enhanced menus offered at all tracks, combined with some price rises. In addition, the capital investment in our restaurant facilities e.g. the refurbishment of the restaurant at Belle Vue, Manchester, and the installation of air conditioning in the restaurant at Hall Green, Birmingham, also played an important role.

Other activities at our tracks such as speedway, stock car racing, Sunday markets, motorcycle training and go-karting continued to contribute to our profitability and illustrate the varied utilisation of our facilities. In March 2002, a health

Graph 4
Average tote betting spend per head
£


22.20
22.74
23.03
24.15
25.00
1998
1999
2000
2001
2002

Graph 5
Average restaurant spend per head
£


22.13
23.35
24.82
24.16
25.13
1998
1999
2000
2001
2002





and fitness club, operated by Fitness Exchange, was opened at our Oxford track, with negotiations continuing with an operator for a similar development at our Wimbledon track.

During 2002, negotiations commenced between the UK greyhound racing industry and the UK bookmakers regarding both the future mechanisms for and quantum of bookmaker payments to the greyhound racing industry. These negotiations are ongoing.

Over the last five years, our product offering has developed from a traditional gambling experience, where basic food and drink were available, to a dining experience that offers the added excitement of the opportunity to watch and bet on greyhound racing. This has proved to be successful. The next stage in our growth strategy involves improving on what we currently do, increasing dining capacities at our existing tracks where appropriate, and, most importantly, adding new tracks to our portfolio and positioning the business to exploit fully the opportunities expected to arise following the anticipated gaming deregulation in 2004/5.

Self-bet terminals, which allow automated placing of bets on the tote by customers, were introduced into our Belle Vue track in December. These have proved extremely successful and will be rolled out at our other tracks during 2003, enabling us to both control employment costs and drive additional revenue by virtue of increased betting outlets.

A central reservations centre was also established at the Belle Vue track during the latter part of 2003. This takes bookings for the restaurants and executive boxes and was extremely effective during the busy months of November and December. Wimbledon and Catford tracks were successfully integrated into the system in January 2003, with Oxford and Hall Green due to be integrated shortly. Once integration is complete, we will be better able to control costs and drive revenue. We will also be better placed to develop our customer database and thus allow the opportunity to replicate the successful marketing initiatives seen at Lincoln Park. The centralised reservations centre is an example of where we have sought to centralise operations in anticipation of increasing our portfolio of tracks. This should enable us to quickly add value to new tracks, as and when they are acquired or developed.

Following extensive searches, we are close to acquiring an existing greyhound track and have also exchanged contracts, subject to the receipt of satisfactory planning permission, for a long lease of a site in Liverpool on which we intend to construct a new greyhound track. Our planning application has been submitted. We continue to negotiate with a number of other parties regarding the acquisition of other existing stadia and the development of new tracks.

During the year, we commissioned an appraisal of our options for developing additional gaming at our UK tracks, including gaming machines, bingo and casino activities. This was in anticipation of the Government's well-publicised intentions towards gaming deregulation, with legislation expected in 2004/5. The opportunity to develop these additional forms of gaming will, in part, be dependent on the Government acknowledging that greyhound tracks are recognised gaming premises. We are currently lobbying to ensure that they are included as such in the legislation.

Overview

2002 proved to be a challenging and successful year for Wembley. A number of key strategic disposals were concluded, the programme of share buybacks continued and operating profit from our continuing operations increased by 10.8%. The Group's strong balance sheet position will provide a platform to help deliver the Group's ambitious growth strategy.

Operating profit

Overall, operating profit increased by 9.3% to £35.9m (2001: £32.8m). Included within this are the losses of the discontinued operations (2002: £3.0m; 2001: £2.3m). The continuing operations achieved an increase of 10.8%.

	2002 £'m	2001 £'m	Change
US gaming	37.52	33.29	+12.7%
UK gaming	4.51	4.51	–
Central management	(3.16)	(2.71)	-16.6%
Continuing operations	**38.87**	**35.09**	**+10.8%**
Discontinued operations:			
Operating loss	(1.42)	(2.27)	
Exceptional item	(1.59)	–	
Operating profit	**35.86**	**32.82**	**+9.3%**

This 10.8% increase in the profit from continuing operations maintains the impressive pattern of growth of recent years and validates the strategy of the Group to focus on track-based gaming activities.

Operating profit from continuing operations
£'m


16.08
18.21
23.61
29.36
35.09
38.87
1997
1998
1999
2000
2001
2002

These operating profits have been significantly impacted by the movement in the exchange rate between the US dollar and sterling.

Impact of foreign exchange movements

Wembley's US division clearly contributes a substantial proportion of the Group's earnings and balance sheet net assets. The Group continued during 2002 with its stated policy of not hedging its foreign earnings. Over the last few years this proved to be beneficial to reported earnings as sterling depreciated against the US dollar.

However, during 2002, the US gaming businesses delivered a 17.7% increase in US dollar profits, which translated to a 12.7% increase in sterling denominated profits, as, for the first time in recent years, sterling appreciated against the dollar. The average exchange rate during 2002 was £1:$1.50, compared to £1:$1.44 during 2001, adversely impacting the 2002 results by approximately £1.6m.

	1998	1999	2000	2001	2002
US$'m	28.7	35.6	42.3	47.9	**56.4**
% increase		24.0%	18.8%	13.2%	**17.7%**
UK£'m	17.3	22.0	27.9	33.3	**37.5**
% increase		27.2%	26.8%	19.3%	**12.7%**

The adverse exchange rate movement seen in 2002 has continued in 2003, with the exchange rate for the first two months of 2003 averaging £1:$1.61. If this was to continue throughout the year, it would result in an effective 6.7% reduction in the reported profitability of our US operations. In terms of 2002 operating profits, the impact would be a reduction of some £2.5m.

The Board will consider, on a periodic basis, its stated policy of not actively managing the foreign exchange exposure. However, no changes to this policy are anticipated.

Exceptional items

Exceptional losses relating to exceptional items totalling a net £12.0m were recorded in the period.

	£'m
Sale of Wembley (London) Limited	(8.22)
Termination of 24dogs	(1.79)
Sale of Wembley Sports Arena Limited	1.14
Other disposals (net)	0.19
The Corporate Innovations Company Limited:	
Impairment of goodwill	(1.59)
Provision for loss on sale	(1.68)
	(11.95)

Sale of Wembley (London) Limited
In August 2002, Wembley completed the sale of Wembley (London) Limited, owner and operator of the Wembley Complex, to Quintain Estates and Developments plc ("Quintain"). Total proceeds were £48.6m, which includes an additional £0.6m following subsequent agreement of the completion accounts. £16.0m was received on completion, with £18.6m receivable in December 2003 and £14.0m receivable in December 2004. The two deferred amounts are secured both by a Quintain parent company guarantee and by a charge over the major element of the land and businesses sold. From these amounts, we will settle former inter-company balances totalling £3.3m.

The net assets disposed of were £52.5m, yielding a book loss of £3.9m. In addition, the following costs were incurred as part of the transaction: £1.6m arising as a result of discounting the deferred proceeds back to present value; a net contribution of £1.2m to the Group's defined benefit pension fund following the departure of Wembley (London) Limited from the scheme; and transaction costs of £1.6m.

The £1.6m discount will be released to interest receivable through the period to December 2004.

The Corporate Innovations Company Limited
In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team. Wembley received a nominal cash sum on completion together with a £1.0m interest bearing loan note, repayable in instalments during 2004 and 2005. Some additional contingent consideration will be receivable in the event of a further change in ownership of the company.

An impairment provision of £1.6m had been made in the 2002 Interim Accounts against the carrying value of the goodwill arising from Wembley's acquisition of this company. As a result of the sale, a further provision of £1.7m was made against this goodwill at 31 December 2002, reducing the balance of goodwill to £0.2m, which, together with the consolidated assets of the business, is covered by the value of the loan note.

Termination of 24dogs
Following a review of this business and its prospects for future profitability, it was concluded that it could no longer be expected to achieve acceptable returns in the current economic and business environment. As a result, we decided not to develop this business further and licensed out the use of its name and website to a third party.

Sale of Wembley Sports Arena Limited
In March 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6m, of which £0.6m was deferred until March 2004. The company had net assets of £1.0m. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1m and transaction and related costs of £0.3m resulted in a net profit on sale of £1.1m.

Keith Prowse made an operating loss of £0.2m in the period through to its disposal, compared to an operating profit of £1.0m in the whole of 2001. This reflects the seasonal nature of this business.

Other disposals (net)
The net profit of £0.2m arises from the disposals of the Wembley Ticketing retail and systems businesses, our 50% share in The Beatles Story Limited and 35% share in WembleyTV Limited and the liquidation of our former off-shore insurance vehicle Wembley Insurance Limited. Further performance related payments are potentially due in relation to the sale of the Wembley Ticketing retail business. These could amount to as much as £0.5m, payable through 2003 and 2004, although no account of these potential receipts has been taken within these Accounts.

Net interest

Net interest receivable of £0.6m (2001: £0.7m) includes £0.4m of interest received on corporation tax repayments both in the UK and US and £0.4m from the release of a proportion of the discount arising on the deferred proceeds receivable from the sale of the Wembley Complex. Future releases of this discount will be £0.8m in 2003 and £0.4m in 2004.

Excluding both of these one-off amounts gives net interest payable of £0.2m, which is consistent with the small level of borrowings held during most of the year.

Taxation

The tax charge of £10.8m includes credits of £3.9m received following repayments of tax in both the UK (£3.5m) and US (£0.4m) and the release of certain other prior period provisions (£0.6m). Adjusting both the 2002 and 2001 tax charges for the prior year releases and adjusting the 2002 profit before tax for the exceptional items, the effective rates for 2002 and 2001 are 40.2% and 37.8% respectively.

The magnitude of this tax rate is due to the jurisdictions in which the Group earns its profits. In the US, the Federal tax rate is 35%. In addition, State tax of 9% is paid in Rhode Island, although this State tax is deductible for Federal tax purposes, giving a blended rate of 40.85%. The State tax rate in Colorado is 5%, although this is currently not payable due to brought forward State tax losses. Combined, this gives an effective tax rate of approximately 40.6% on our US profits. The UK tax rate is 30%.

The management of the Group's tax charge remains a high priority. This is highlighted by the actual repayment of £3.9m during 2002 from tax paid in prior years. In the long term, however, assuming a similar geographical split of earnings, the Group's effective tax rate is likely to remain at around 40%.

FRS 19 – 'Deferred Tax'

The Group has adopted FRS 19 – 'Deferred Tax' for the year ended 31 December 2002. FRS 19 requires deferred tax to be provided on substantially all timing differences that arise as a result of differences between accounting and taxable profits.

As a result of its adoption, a prior year deferred tax provision of £5.4m has been included in the restated balance sheet for 2001, charged against the profit and loss reserve. This principally arose within our US operation and reflects the cumulative difference at 31 December 2001 between the tax and accounting estimates of depreciation on qualifying tangible fixed assets. In addition, a deferred tax credit of £0.3m was released as part of the restated 2001 tax charge.

At 31 December 2002, the deferred tax provision had increased by a net £0.3m to £5.7m, caused by exchange rate movements (reduction of £0.2m) and a deferred tax charge for the year of £0.5m.

The effect of applying FRS 19 to the 2002 tax charge has therefore been small and is not expected to have a significant impact in future years.

Earnings per share

Earnings per share in 2002 were 42.7p (2001: 55.8p restated). Included within the 2002 figure are a number of one-off items relating to prior year tax adjustments (impact +12.6p) and exceptional items (impact -33.3p).

Adjusting for the effect of the one-off items, earnings per share has grown by 17.0% to 63.4p (2001: 54.2p restated). This is due to a combination of enhanced profits (5.2p) and the positive effect of the share buyback programme (4.0p).

Cash flow

Wembley entered 2002 with net debt of £6.9m and closed the year with net cash of £3.9m. A reconciliation of the principal movements is shown below:

	£'m	£'m
Net debt at 1 January 2002		(6.9)
Cash from operations	41.4	
Capital expenditure	(7.2)	
Taxation, net of amounts received in respect of prior years	(11.0)	
Net cash received on sale or termination of businesses	14.4	
Miscellaneous	(0.3)	
Net inflow from the Group's operating activities		37.3
Dividends paid	(5.8)	
Share buybacks	(21.7)	
New share issues	1.0	
Net outflow to shareholders		(26.5)
Net cash at 31 December 2002		3.9

Share buybacks

Wembley's programme of share buybacks continued during 2002. A further 3.0m shares were purchased on the London Stock Exchange and cancelled. The total cost of these shares was £21.7m, with purchases made at share prices ranging from £6.57 to £8.35. The average cost of shares purchased was £7.33, which compares to an average share price for the year of £7.30.

Since the sale of Wembley Stadium in March 1999, the Group has purchased and cancelled 22.3m shares, returning a total of £118.1m to shareholders. This represents 40.2% of the share capital at that date.

The Board considers share buybacks to be an important tool with which to maximise shareholder returns. As a result, permission is being sought at the Annual General Meeting ("AGM") in April 2003 for authority to purchase up to a further 14.9% of the issued share capital of the Company. This equates to approximately 5.1m shares at today's date. Permission already exists for the purchase of up to another 3.7m shares before the AGM.

Further share buybacks are subject to the Directors continuing to believe that they remain in the best interests of shareholders.

Balance sheet reconstruction

Following shareholder approval at the AGM on 23 April 2002, an application was made to the High Court in London to increase the level of distributable reserves by cancelling the share premium account and capital redemption reserve of the Company and by transferring the resulting balance to the profit and loss reserve. This application was successful and, on 23 May 2002, the High Court approved the reconstruction of the Company's balance sheet.

Together, the two reserves totalled £72.3m at the date of the application and this has been credited to the Company's profit and loss reserve. The completion of this balance sheet reconstruction enabled the Company to continue its share buyback programme, returning surplus cash to shareholders.

The Court order required the Company to place £1.5m into a ring-fenced deposit account for the protection of the Company's creditors. Subsequent payments to these creditors have been made from this deposit account, the balance of which stood at £1.0m at 31 December 2002.

Balance sheet

At 31 December 2002, the Group's net assets were £189.0m. The table below shows the principal movements in net assets since 31 December 2001:

	£'m	£'m
At 31 December 2001 (as reported)		211.6
Deferred tax provision		(5.4)
At 31 December 2001 (restated)		206.2
Retained profit for the year	9.1	
Impact of share buybacks	(21.7)	
Recycled goodwill on the disposal of Keith Prowse	3.1	
Release of tax provision	5.1	
Exercise of share options and warrants	1.0	
Exchange differences	(13.8)	
		(17.2)
At 31 December 2002		189.0

The deferred tax provision was recognised on adoption of FRS 19.

The charge of £21.7m in relation to share buybacks represents the total cost of the purchases and has been charged to the profit and loss reserve. The nominal value of the shares of £3.0m has been credited to the capital redemption reserve.

The exchange loss of £13.8m arose as a result of the exchange rate between the US dollar and sterling moving from £1:$1.46 at 31 December 2001 to £1:$1.61 at 31 December 2002. This adversely impacted the carrying value of US assets.

In 1998, a tax provision of £7.0m was charged to reserves to cover the anticipated tax charge arising on the revaluation reserve surplus realised on the sale of Wembley Stadium. Of this amount, £1.9m was paid during 1999 and 2000. Following finalisation of the tax computation for this disposal, no further tax is required to be paid. The balance of the provision of £5.1m was therefore credited to reserves.

FRS 17 – 'Retirement benefits'

The Group continues to provide the disclosures required by FRS 17. These are shown in note 29 to the Accounts. The Group's defined benefit pension scheme, to which the disclosures relate, was closed to new entrants on 31 December 2000. The deficit at 31 December 2002 was £6.3m (net of deferred tax).

Treasury management

The Group's centralised treasury function operates in accordance with Board approved policies, with specific Board approval required for non-routine transactions. It is the Group's policy neither to enter into speculative transactions nor to trade in financial instruments.

The Group does not currently use any form of derivatives, although this situation is monitored by the Board. If it were felt that such instruments would benefit the Group, then appropriate actions would be taken.

The key Group policies with respect to managing financial risk are:

Liquidity risk

The Group's policy is to ensure that funding is available to meet future projected cash flow requirements. This is achieved from surplus funds that are invested on short-term deposits and by utilising the Group's credit facilities.

Wembley plc vs FTSE Leisure and hotels index
to 28 Feb 2003


100%
0%
-40%
2000
2001
2002
107.84%
Wembley
-37.80%
FTSE L&H

On 17 January 2002, the Group entered into a new five-year unsecured credit facility of £40m with Barclays Bank plc, with a margin of LIBOR plus 0.6%. An annually renewed overdraft facility of £5m is also in place with Barclays Bank plc.

Interest rate/credit risk
It is the Group's policy to ensure that competitive interest rates are received on surplus funds whilst maintaining the security of those funds.

Surplus funds are deposited with acceptable borrowers, being defined as banks or building societies with an AA credit rating. The maximum amount that can be deposited with any one financial institution is £10m. Competitive rates of interest are ensured by market testing the rates on offer.

The Group borrows money at floating rates of interest from either the Group's unsecured credit facility or the overdraft facility.

The average rate of interest received on money market deposits in 2002 was 3.70% (2001: 5.75%).

Foreign currency risk
The Group's businesses are located in the UK and US. The majority of profits originate in the US, as do the majority of assets. This results in currency exposures on the translation of US profits, cash and net assets. It is the Board's policy not to actively manage this foreign exchange exposure. The results and assets of the Group are therefore sensitive to movements in the exchange rate between the US dollar and sterling.

Any further US investment will be funded by US dollar denominated borrowings to act as a natural hedge against the US dollar assets within the sterling denominated consolidated net assets.

There are no third party transactions undertaken by any business unit during the course of its business activities that involve a currency other than its own functional currency.

Share price and market capitalisation

The table below summarises the Group's share price and market capitalisation movements over the last two years:

Date	Share price £	No. of shares in issue m	Market capitalisation £'m
1 January 2001	5.62½	40.5	228
1 January 2002	6.92½	37.1	257
31 December 2002	7.02½	34.5	242
28 February 2003	7.95	34.5	274

The highest and lowest share prices during 2002 were £8.37½ and £6.05 respectively. The average share price for the year was £7.30.

Wembley plc was admitted to the FTSE 250 in December 2002.

Mark Elliott
Finance Director

FIVE YEAR SUMMARY

Profit and loss account

	1998 £'000	1999 £'000	2000 £'000	2001 £'000	2002 £'000
Turnover:					
Continuing operations	64,692	72,014	84,011	101,162	101,127
Discontinued operations	53,576	37,682	31,033	37,239	13,891
	118,268	**109,696**	**115,044**	**138,401**	**115,018**
Operating profit:					
Continuing operations	18,208	23,614	29,360	35,089	38,873
Exceptional items relating to continuing operations	15,905	—	—	—	—
Operating profit from continuing operations	**34,113**	**23,614**	**29,360**	**35,089**	**38,873**
Operating profit from discontinued operations	12,173	1,435	(1,581)	(2,267)	(1,422)
Exceptional items relating to discontinued operations	(7,522)	—	—	—	(1,590)
Operating profit	**38,764**	**25,049**	**27,779**	**32,822**	**35,861**
Profit on sale of tangible fixed assets	—	—	1,643	—	—
Sale or termination of businesses	—	—	2,058	—	(10,363)
Share of operating loss in associate	—	—	(1,029)	—	—
Net interest (payable)/receivable	(3,601)	1,597	1,595	737	613
Profit on ordinary activities before taxation	**35,163**	**26,646**	**32,046**	**33,559**	**26,111**
Tax on profit on ordinary activities	(9,427)	(10,232)	(5,328)	(12,070)	(10,781)
Profit for the financial year	**25,736**	**16,414**	**26,718**	**21,489**	**15,330**
Ordinary dividend	(3,052)	(3,844)	(4,369)	(5,546)	(6,211)
Retained profit for year	**22,684**	**12,570**	**22,349**	**15,943**	**9,119**

Key statistics

	1998	1999	2000	2001	2002
Earnings per share (pence)	46.4	31.3	61.7	55.8	42.7
Adjusted earnings per share (pence)	31.3	31.3	40.2	54.2	63.4
Dividend per share (pence)	5.5	8.0	11.0	15.0	18.0
Dividend cover on adjusted earnings (times)	5.7	3.9	3.7	3.6	3.5
Average exchange rate (UK£:US$)	1.66	1.62	1.52	1.44	1.50
Share price:					
High (pence)	412.5	383.5	622.0	757.5	837.5
Low (pence)	285.0	305.0	382.5	559.0	605.0
At 31 December (pence)	305.0	382.5	562.5	692.5	702.5
Number of shares at 31 December ('m)	55.5	48.1	40.5	37.1	34.5
Market capitalisation at 31 December (£'m)	169.3	184.0	227.8	257.2	242.2
Lincoln Park, Rhode Island:					
Number of VLTs at 31 December	1,200	1,500	1,700	1,700	1,700
Average weekly VLT drop ($'m)	2.2	2.7	3.2	3.8	4.5
Average % retained by Lincoln Park	31.0	31.0	31.0	31.0	30.75

Where relevant, the results for 2001 have been restated for the impact of the implementation of FRS 19 – Deferred Tax.

Report of the Directors

The Directors of Wembley plc present their Report and the Group Accounts for the year ended 31 December 2002.

Principal activities

The principal activity of the Company and its trading subsidiaries (the Group), both in the UK and USA, is track-based gaming.

Results

The results for the year and the financial position are set out in the Accounts on pages 32 to 51. Comments on the results for the year and on the future outlook are contained within the Chairman's statement, the Review of operations and the Finance Director's review on pages 6, 8 and 14 respectively.

The principal component of Group profit arises from the video lottery terminal operation at the Lincoln Park track in Rhode Island, USA.

Dividend

The Directors recommend the payment of a final dividend of 12p per share, bringing the total dividend payable for the year to 18p per share (2001: 15p). The final dividend will be paid on 2 May 2003 to shareholders on the register at 4 April 2003.

Policy on payment of creditors

The policies adopted by the individual companies within the Group are dictated by the individual markets in which they operate. In general, suppliers to the Group are paid either in accordance with terms agreed in advance or at the end of the month following receipt of the invoice. The Company has no trade creditors.

Substantial share interests

At 28 February 2003, the following substantial interests in the Company's share capital have been notified to the Company in accordance with the Companies Act 1985:

	Number of ordinary shares	%
Active Value Fund Managers	7,222,500	20.92
Morley Fund Management	4,206,729	12.18
Schroder Investment Management	4,153,321	12.03
Fidelity Investments	2,601,917	7.53
UBS Asset Management	1,458,075	4.22
Laing & Cruikshank Investment Management	1,420,000	4.11
Standard Life Investment Management	1,290,975	3.74
Legal & General Investment Management	1,190,297	3.45

Directors

The Directors retiring by rotation at the Annual General Meeting in accordance with the Company's Articles of Association are RN Chisman and CA Hultman who, being eligible, offer themselves for re-election. All non-executive Board members are considered to be independent Directors.

Directors' interests

The beneficial interests of the Directors in the shares of the Company and their options over shares in the Company are shown in the Directors' remuneration report on page 27.

Executive Share Option Schemes and Savings Related Share Option Scheme (the Sharesave Scheme)

Two Executive Share Option Schemes exist.

The first Scheme is an Inland Revenue Approved Share Option Scheme. 36,525 options were granted and options over 12,319 ordinary shares were exercised during the year; options over 51,468 shares lapsed.

The second Scheme is an Inland Revenue Unapproved Option Scheme under which options over 360,076 shares were granted during the year; options over 125,687 ordinary shares were exercised during the year and options over 209,002 shares lapsed.

Under the Sharesave Scheme, options over 43,010 shares were granted during the year, options over 51,364 shares were exercised and options over 49,384 shares lapsed.

Changes to the Unapproved Executive Share Option Scheme

The Remuneration Committee has been reviewing the Company's share incentive schemes and is seeking your approval for certain changes to the Wembley plc 1996 Unapproved Executive Share Option Scheme (the "Scheme") which the Company currently operates. The Remuneration Committee has recommended the proposals and has consulted with external remuneration consultants in relation to the proposals.

The Remuneration Committee is proposing to amend the Scheme to reflect current market practice for such schemes and to enable the Remuneration Committee to propose, in accordance with the guidelines given by the Association of British Insurers, annual grants of options.

It is proposed that the Scheme be amended to remove the overall individual limit (that the market value of new shares subject to outstanding options under the Scheme or any other executive share option scheme operated by the Company may not exceed eight times basic salary in a ten year period) and replace it with an annual limit of up to two times basic salary (to apply to all options whether sourced using new issue or existing shares) or, in exceptional circumstances such as senior executive recruitment, up to three times basic salary.

In conjunction with the amendment to the Scheme, the Remuneration Committee also wishes to strengthen the performance targets under the Scheme for future option grants so that, if they are not met on the first occasion when an option becomes exercisable, the current system of rolling re-tests is replaced by one whereby they may be re-tested annually for a further two years only and from a fixed base point. If the performance targets are not met by the end of the fifth year, the option will lapse.

The Remuneration Committee retains its discretion to vary both the number of options granted, up to the prescribed limits, and the performance targets required, so as to ensure that the targets are appropriately challenging and align the potential rewards to grantees to the returns generated for shareholders.

A resolution to amend the Scheme as set out above is proposed as Resolution 12 in the Notice of Annual General Meeting.

Directors' remuneration report
The Directors' remuneration report is on pages 23 to 27 inclusive. This year, for the first time, shareholders will be asked to vote on the report.

Employment policy
The promotion of equal opportunities in employment for all staff, including disabled persons, is a fundamental policy of the Group. All operating companies in the Group are required to develop and implement employment practices that do not discriminate in terms of race, religion, colour, ethnic or national origins, age, sex, sexual orientation or marital status.

Employees' involvement in the performance of the business is encouraged, with staff kept regularly informed through team briefings, staff bulletins and other informal means. Training is given to managers and supervisors in skills and attitudes necessary for good communications and involvement of staff.

Power to allot ordinary shares
It is proposed to seek renewal of the authority for the Directors to allot ordinary shares for a period expiring on the earlier of the next Annual General Meeting and 15 months from the date of the resolution being passed.

The £12,975,451 nominal amount of relevant securities to which this authority relates, represents approximately one-third of the issued ordinary share capital of the Company at the date of this Report together with £1,464,865 to cover shares under option. The Directors do not presently have any intention of exercising this authority.

The Directors are seeking shareholders' approval to renew the resolution to disapply the statutory pre-emption rights in connection with the issue of ordinary shares by way of rights, subject to the right of the Directors to take such actions as they deem necessary, where difficulties arise in offering shares to shareholders resident outside the United Kingdom or where fractional entitlements arise.

Approval is also being sought to disapply the statutory pre-emption rights in relation to allotments of ordinary shares for cash up to an aggregate nominal value of £863,294 representing 2.5% of the existing issued ordinary share capital.

Authority to purchase own shares
The Directors are seeking authority for the Company to purchase a proportion of its shares, subject to the limits referred to in the Notice of Annual General Meeting. This authority will apply to up to 5,145,232 shares, representing 14.9% of the issued share capital at the date of this Report or an amount of 14.9% of the issued share capital at the date of the Annual General Meeting, whichever is the lower. The Directors require this authority in order to ensure maximum flexibility should they decide to return further cash to shareholders. The purchases will only be made on the London Stock Exchange when, in the opinion of the Directors, they will result in an improvement in earnings per share and are in the interests of shareholders generally. A purchase of 15% or more of the issued share capital would be made by way of a tender (or similar) offer to all shareholders.

Authority to alter the Articles to enable electronic communication with shareholders
Recent legislation now permits the use of electronic means to make certain communications available to shareholders. The appropriate amendment to the Company's Articles is as set out in Resolution 11 in the Notice of Annual General Meeting.

Donations
The Group made UK charitable donations of £12,000 (2001: £12,000) and no political donations.

Auditors
A resolution to reappoint Ernst & Young LLP as the Company's auditors will be put to the forthcoming Annual General Meeting.

By Order of the Board

Diana Bromley
Company Secretary
28 February 2003

Board of Directors

Claes Hultman Chairman ♦ ♣ ♥c

Age 56. Claes joined the Board as Chairman in May 1995. Claes has executive management experience in a variety of organisations throughout Europe and the USA. Claes is Chairman of Photo Therapeutics Limited, a medical equipment company. From 1991 to 1998, Claes was Chief Executive of Eurotherm plc, a provider of industrial electronics equipment, and from 2001 to 2002 he was Chairman of Keystone Solutions Group plc, a provider of software for professional firms.

Nigel Potter Chief Executive

Age 56. Nigel joined the Board as Finance Director in September 1992, becoming Chief Executive in October 1998. Nigel is a chartered accountant. Prior to joining Wembley, Nigel worked for Cable & Wireless plc, the international telecommunications company. He is a non-executive Director of Regent Inns plc, the entertainment venue operator.

Mark Elliott Finance Director

Age 37. Mark joined the Board as Finance Director in October 1998. He is a chartered accountant who has been with Wembley for almost thirteen years. Prior to joining the Board, Mark was Financial Controller, having joined Wembley from Ernst & Young.

Neil Chisman Non-Executive Director ♦c ♣ ♥

Age 55. Neil joined the Board in May 1999. He is a certified accountant and until October 2002 was a member of the Financial Reporting Council. Neil was Finance Director of Stakis plc, the hotel and casino operator, for ten years to 1999 before becoming Group Finance Director and Managing Director of the UK service operations of Thorn Limited, the international electrical appliance rental business, until its sale in December 2000. He is a non-executive Director of ifx Group plc, the financial trading and spread betting provider.

Peter Harris Non-Executive Director† ♦ ♣c ♥

Age 51. Peter joined the Board in May 1999. He is a chartered accountant who has international experience in a variety of companies. Since January 1999, Peter has been a Group Managing Director of RAC plc (formerly Lex Service plc), the leading automotive services provider, having formerly been its Finance Director.

John Fooks Non-Executive Director

John retired from the Board on 9 May 2002.

♦ Audit Committee ♣ Remuneration Committee
♥ Nominations Committee c Committee Chairman
† Senior Non-Executive Director

Advisers

Registered office
Wembley plc
Elvin House
Stadium Way
Wembley HA9 0DW

Auditors
Ernst & Young LLP
Registered Auditor
Becket House
1 Lambeth Palace Road
London SE1 7EU

Bankers
Barclays Bank plc
London Corporate Banking
50 Pall Mall
PO Box No 15162
London SW1 1QB

Financial advisers
Hawkpoint Partners
4 Great St Helen's
London EC3A 6HA

Stockbrokers
Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Solicitors
Clifford Chance
200 Aldersgate Street
London EC1A 4JJ

Lawrence Graham
190 Strand
London WC2R 1JN

Memery Crystal
31 Southampton Row
London WC1B 5HT

Adler, Pollock and Sheehan
2300 Financial Plaza
Providence, RI 02903 2443
USA

Registrars and transfer office
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Directors' remuneration report

The Board is reporting to shareholders in accordance with the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002).

The Company's policy on executive remuneration and the compensation arrangements for each of the senior executives in the Group, including in particular, the remuneration of the Executive Directors, is supervised by the Remuneration Committee, who make recommendations to the Board. The Remuneration Committee consists solely of non-executive Directors. Members of the Committee are shown on page 22.

In carrying out its responsibilities, the Committee takes advice in respect of the design and implementation of its employee share schemes from the independent remuneration advisers, New Bridge Street Consultants, and, in respect of pensions, from Hewitt, Bacon and Woodrow. The Committee has not formally appointed any remuneration advisers.

Policy on remuneration of Executive Directors and senior executives

Total level of remuneration

The Committee aims to ensure that the remuneration packages offered are both competitive and designed to attract, retain and motivate Executive Directors and senior executives of the right calibre.

Individual components

The Group has in place performance related reward policies in which targets are measurable. These are designed to divide remuneration between a fixed sum and a bonus linked to performance. The bonus is only available when results are better than certain preset targets and in this way, shareholders and executives both participate in the success of the Group.

Potential total earnings, including bonuses, are benchmarked against organisations of similar size and complexity. The policy of the Committee is to set the level of fixed remuneration at the median, subject to experience and past performance. However, the Committee believes that exceptional levels of performance should deliver upper quartile levels of total remuneration. Accordingly, variable pay accounts for a significant proportion of the total potential remuneration of Executive Directors. Variable pay comprises an annual bonus scheme and a share option scheme under both of which rewards are linked to the achievement of challenging performance targets. Performance criteria for both schemes include sliding scales of reward so that Executive Directors are incentivised to perform at the highest level.

Details of the Directors' remuneration are set out in the table on page 25. The main components are:

i. Basic salary Basic salary for each Executive Director is determined by the Remuneration Committee taking into account both the performance of the individual and external market data from independent sources on the rates of salary for similar positions in comparable companies.

ii. Annual bonus The Executive Directors and senior executives are eligible for annual performance related bonuses which are non-pensionable, on formulae determined in advance of each year by the Remuneration Committee.

For the year ended 31 December 2002, the bonuses for BN Potter and MJ Elliott were based on a combination of factors, including increasing earnings per share over that achieved in 2001 and strategy development and implementation. The bonus payments are shown on page 25 and represent 45.0% of BN Potter's basic salary and 53.6% of MJ Elliott's basic salary, both based on salary levels at 31 December 2002.

The 2003 bonus scheme has been established on a similar basis.

iii. Benefits Car (or cash alternative), pension, life assurance, permanent health insurance and medical cover are available to all senior executives and Executive Directors.

iv. Share options The Company believes that share ownership by Executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders. Grants of options will be phased in over a period at the discretion of the Remuneration Committee. Options granted under the unapproved scheme will be subject to income tax when exercised. Options granted prior to 2000 are not exercisable unless the Group's adjusted earnings per share, as determined in consultation with the Company's auditors, over the preceding three-year period as a whole, has grown in excess of the rate of increase in the Retail Price Index ("RPI") over the same period. Options granted in 2000 are not exercisable unless the growth in earnings per share over the same three-year period exceeds the rate of increase in the RPI by an average of 3% per annum. Options granted in 2001 and beyond, similarly have an RPI plus 3% test, except in those circumstances where either the total value of all outstanding options granted to an individual exceeds 4x basic salary or the value of options granted to an individual in the year exceeds 1x basic salary. In these two cases, for those options in excess of either the 4x basic salary or 1x basic salary tests, the requirement increases to RPI plus 5%.

The Committee believes that these performance targets are transparent to both the Company and the grantees and are appropriately demanding to incentivise and reward Executive Directors to deliver outstanding sustained returns to shareholders.

The Committee has undertaken a review of the Company's share incentive schemes and proposes that the rules of the Unapproved Share Option Scheme ("Scheme") be amended at the forthcoming Annual General Meeting to reflect current market practice for such schemes and to enable the Committee to make, in accordance with the guidelines given by the Association of British Insurers, annual grants of options. The Committee has consulted with external remuneration consultants in relation to the proposals.

The amendments would remove the overall individual limit (that the market value of new shares subject to outstanding options under the Scheme or any other executive share option scheme operated by the Company may not exceed eight times basic salary in a ten year period) and replace it with an annual limit of up to two times basic salary or, in exceptional circumstances such as senior executive recruitment, up to three times basic salary.

In conjunction with the amendment to the Scheme, the Remuneration Committee also wishes to strengthen the performance targets under the Scheme for future option grants so that, if they are not met on the first occasion when an option becomes exercisable, the current system of rolling re-tests is replaced by one whereby they may be re-tested annually for a further two years only and from a fixed base point. If the performance targets are not met by the end of the fifth year, the option will lapse.

The Committee retains its discretion to vary both the number of options granted, up to the prescribed limits, and the performance targets required, so as to ensure that the targets are appropriately challenging and align the potential rewards to grantees to the returns generated for shareholders.

v. *Fees to non-executive Directors* The remuneration of each of the non-executive Directors is determined by the Board and consists of annual fees only. They do not receive an annual bonus and do not participate in either the share option schemes or the Group pension scheme. In view of the demanding requirements expected of a comparatively small group of non-executive Directors, it is the Company policy to set fees for non-executive Directors at the upper quartile, benchmarked by external market data from a comparator group of companies. Non-executive Directors neither participate nor vote in any discussion relating to their own remuneration.

Service agreements and letters of appointment

The policy of the Company is that new executive appointments to the Board will normally be engaged on a one-year rolling contract. BN Potter and MJ Elliott are both on rolling one-year contracts which commenced on 30 November 1998 and 13 January 1999 respectively. The notice period for termination of their service contracts is therefore one year, with a formula agreed in which compensation entitlement on early departure is an amount equivalent to the highest annual remuneration (basic salary and bonus) of the previous three years and a sum to cover one year's benefits. However, in the event of a change of control of the Company, the notice period increases to two years and the compensation entitlement similarly increases to twice the amount payable on early departure.

Non-executive Directors are appointed for an initial period of three years and further periods of three years by mutual consent. Claes Hultman has served since May 1995 and both Neil Chisman and Peter Harris since May 1999. The current appointments of Neil Chisman and Peter Harris expire in May 2005 and of Claes Hultman in September 2005.

Pensions (including life assurance)

Both BN Potter and MJ Elliott are members of The Wembley 1989 Pension Scheme, although on special terms, based on an accrual rate of 30ths of scheme salary and a retirement age of 60. It is an Inland Revenue approved, final salary, occupational pension scheme. Pensionable salary is the member's basic salary, excluding all bonuses, capped under Inland Revenue rules at £97,200 for 2002/3. Life cover of four times pensionable salary is included. A top-up scheme in respect of both BN Potter and MJ Elliott's life assurance is in force as a consequence of their pension being capped under Inland Revenue rules.

In addition, for BN Potter, an amount equivalent to 50% of the difference between his salary and the Inland Revenue imposed earnings cap (currently £97,200) was paid as a pension supplement into a Funded Unapproved Retirement Benefit Scheme ("FURBS") to help mitigate the impact of the earnings cap.

For MJ Elliott, a similar pension supplement is payable, equivalent to 20% of the difference between his salary and the Inland Revenue earnings cap.

Policy on external directorships

The Company recognises that its Executive Directors may be invited to become non-executive Directors of other companies and that this additional experience may benefit both the Company and the individual Directors. Executive Directors are therefore permitted to accept one non-executive appointment each, provided it: is not with a competing company; is not likely to lead to any conflict of interest; does not interfere with the abilities of the individual to perform his or her function as an Executive Director of the Company; and can be demonstrated to have benefits for the development of the individual or the Company. The fees payable to an Executive Director by another company, for service as a non-executive Director of that company, are retained by the individual Director.

BN Potter became a non-executive Director of Regent Inns plc during the year. Fees of £23,000 per annum are retained by BN Potter in respect of this appointment.

Total shareholder return


£250
£100
£258.72
Wembley
£69.18
FTSE L&H
1997
1998
1999
2000
2001
2002

The graph charts the cumulative shareholder return compared to the FTSE Leisure and hotels index.

This index was selected as it is considered to be the most appropriate sector to which to compare the Wembley business.

The following information was subject to audit:

Directors' remuneration

The total remuneration of the Directors, including pension contributions, was as follows:

	2002 £'000	2001 £'000
Executive Directors:		
basic salary	**412**	370
benefits	**40**	32
performance related bonus	**216**	180
Total remuneration	**668**	582
pension contributions	**36**	36
pension supplement	**90**	70
	794	688
Non-executive Directors:		
fees (page 26)	**160**	249
Total Directors' remuneration	**954**	937

The components of the remuneration of the Executive Directors holding office during 2002 were as follows:

	Basic salary £'000	Benefits £'000	Performance related bonus £'000	Total remuneration 2002 £'000	Total remuneration 2001 £'000
BN Potter	**250**	**20**	**122**	**392**	356
MJ Elliott	**162**	**20**	**94**	**276**	226
Total 2002	**412**	**40**	**216**	**668**	
Total 2001	370	32	180	582	

The performance related bonus payments for BN Potter and MJ Elliott arise from an annual bonus scheme approved by the Remuneration Committee and previously described on page 23.

The following table details the pension entitlements of each Executive Director holding office during 2002:

	Accrued annual pension entitlement at age 60 as at 31 December 2002 £'000	Increase in accrued benefits excluding inflation "X" £'000	Increase in accrued benefits including inflation £'000	Transfer value of increase "X" less Directors' contributions £'000	Transfer value of accrued benefits at 1 January 2002 £'000	Transfer value of accrued benefits at 31 December 2002 £'000	Increase in transfer value less Directors' contributions £'000
BN Potter	**33**	**3**	**4**	**34**	**445**	**484**	**34**
MJ Elliott	**40**	**4**	**5**	**14**	**252**	**262**	**5**

Note 1 Directors' pension contributions in 2002 for both BN Potter and MJ Elliott were £4,838.

Note 2 Once in payment, pensions are guaranteed to rise in line with any increases in the Retail Price Index, subject to a maximum of 5% per annum.

Note 3 In the event of the death of an Executive Director, a pension equal to one-half of the Director's pension will become payable to a surviving spouse.

Note 4 Each Executive Director has a normal retirement age of 60. However, they may, with the consent of both the Company and the Trustees of the pension scheme, retire and draw a pension at any time after reaching the age of 50. Any pension payable would be equal to the accrued pension entitlement, revalued to normal retirement age and reduced by 0.5% for each month of early retirement.

Note 5 Company pension contributions during the year in respect of BN Potter were £94,911. Included within this is an amount of £76,625 in respect of a contribution to his FURBS. The benefit of amounts paid in respect of BN Potter's FURBS is not included within his accrued annual pension entitlement at age 60 shown above.

Company pension contributions during the year in respect of MJ Elliott were £31,436. Included within this is an amount of £13,150 in respect of a salary supplement paid in lieu of an additional pension contribution. This does not affect the accrued annual pension entitlement shown above.

The individual breakdown of fees paid to the non-executive Directors holding office during 2002 was as follows:

		2002 £'000	2001 £'000
CA Hultman (Chairman)	– basic fees (notes 6 and 8)	**88**	83
	– fees received in connection with the provision of additional services (notes 7 and 8)	**—**	81
RN Chisman (note 9)		**31**	29
JA Fooks (note 10)		**10**	27
PR Harris (note 9)		**31**	29
		160	249

Note 6 In addition to the above, a monthly allowance of £700 is paid to CA Hultman to cover office expenses.

Note 7 During 2001, CA Hultman temporarily assumed the role of Executive Chairman for a period of approximately ten weeks due to the illness of BN Potter, the Chief Executive. With the approval of the Remuneration Committee, he was paid an additional fee of £30,000 per month.

Note 8 All amounts were paid to CA Hultman's wholly owned services company, City Reset Limited.

Note 9 The fees received by RN Chisman and PR Harris include £3,500 (2001: £3,500) remuneration for their roles as Chairman of the Audit Committee and Remuneration Committee respectively.

Note 10 JA Fooks retired from the Board on 9 May 2002.

Directors' share interests

The interests of the Directors at 31 December 2002 in the ordinary share capital of the Company were:

a Ordinary shares (number)	At 28 February 2003	At 31 December 2002	At 31 December 2001
Executive Directors			
BN Potter	**26,006**	26,006	26,006
MJ Elliott	**8,000**	8,000	4,000
Non-executive Directors			
CA Hultman	**50,000**	50,000	50,000
RN Chisman	**26,891**	26,891	26,871
PR Harris	**10,000**	10,000	10,000

At 28 February 2003, BN Potter, who is a trustee of the unappropriated shares in relation to the Wembley Employee Profit Sharing Scheme, held 262 ordinary shares of the Company on behalf of employees. Other than the above shareholdings, and the share options and the Sharesave Scheme options below, no Director had any interest in the shares of the Company or any subsidiary company apart from as a nominee in the share capital of other Group companies.

b Share options

The share options granted to Executive Directors and outstanding at the year end were as follows:

	Date first exercisable	Exercise price	Price at which shares were exercised	At 31 December 2001 (number)	Granted in the year (number)	Exercised in the year (number)	At 31 December 2002 (number)
BN Potter	29/9/1998	£2.88	–	76,388	–	–	**76,388**
	15/3/1999	£3.65	–	44,247	–	–	**44,247**
	27/2/2000	£4.05	–	75,000	–	–	**75,000**
	2/9/2001	£3.25	–	75,000	–	–	**75,000**
	17/3/2003	£5.50	–	36,364	–	–	**36,364**
	2/3/2004	£6.15	–	35,772	–	–	**35,772**
	5/3/2005	£6.56	–	–	35,061	–	**35,061**
	19/8/2005	£6.68½	–	–	40,389	–	**40,389**
				342,771	75,450	–	**418,221**
MJ Elliott	15/3/1999	£3.65	£8.30	4,700	–	(4,700)	**–**
	2/9/2001	£3.25	£8.30	50,000	–	(25,000)	**25,000**
	17/3/2002	£5.50	–	20,000	–	–	**20,000**
	2/3/2004	£6.15	–	45,528	–	–	**45,528**
	5/3/2005	£6.56	–	–	22,866	–	**22,866**
	19/8/2005	£6.68½	–	–	26,178	–	**26,178**
				120,228	49,044	(29,700)	**139,572**

Options can be exercised up to seven years after the date first exercisable. The performance conditions attached to the vesting of the options detailed above are outlined on page 23.

The opening and closing share prices during 2002 were £6.92½ and £7.02½ respectively. The highest and lowest share prices during this time were £8.37½ and £6.05 respectively.

The pre-tax gain arising on the options that were exercised was £148,105. No options lapsed during the year.

c Sharesave Scheme

On 1 June 2002, MJ Elliott was granted options over 2,713 shares, at a share price of £6.10. These options are exercisable within six months of 1 June 2007. BN Potter also participates in the Group's Sharesave Scheme, under which he has options over 3,402 shares, at a share price of £4.96. These options are exercisable within six months of 1 June 2006.

Approved by the Board of Directors and signed on its behalf by:

PR Harris
Chairman of the Remuneration Committee
28 February 2003

Corporate governance

Statement of Application of Principles
The Group is committed to high standards of corporate governance. The Board is accountable to the shareholders for managing the Group as a whole in such a way that it prospers.

Compliance with the Combined Code provisions
Throughout the year, the Board has complied with the provisions of the Combined Code with one exception. Under normal circumstances, the period of notice for Executive Directors is one year, conforming to the Combined Code. However, in the event of a change of control of the Company, the notice period increases to two years. This is because the Board believes that, in the event of a bid for the Company, the Executive Directors should be in a position to assess the best interests of the shareholders, free from concern about their own financial position.

The workings of the Board and its Committees

The Board
The Board is responsible for determining the direction and aims of the Group and for monitoring the effectiveness of the Executive Directors' policies and decisions. The Board recognises that the interests of the shareholders are paramount. In addition, it acknowledges its responsibilities to, amongst others, the Group's customers, employees and the environment.

The Board consists of two Executive Directors and three non-executive Directors. They meet together as a Board on a regular basis, approximately every two months and, additionally, whenever required.

The Board is provided with full information in a timely manner in order to enable it to discharge its duties. Detailed management accounts and a report from the Chief Executive are circulated to them each month, with special briefings on non-routine matters.

Certain matters are delegated to Board Committees. These include the Audit Committee, Remuneration Committee and Nominations Committee, each of which consists solely of independent non-executive Directors.

Appointments to the Board
The Board as a whole is responsible for agreeing to the appointment of its own members upon the recommendation of the Nominations Committee and for nominating them for election by the shareholders.

Remuneration Committee
The Remuneration Committee comprises all the non-executive Directors and determines the remuneration and terms and conditions of employment of the Group's Executive Directors and senior executives. Details of the Group's policies on remuneration are given in the Directors' remuneration report on pages 23 and 24.

Audit Committee
The Audit Committee comprises all the non-executive Directors. It meets at least three times a year and reviews the Annual and Interim Accounts before they are submitted to the Board. The Committee monitors the control systems in force in the Group and the risk associated with any perceived weaknesses in the control environment. It receives regular reports from both the Group Finance Department and the outsourced internal audit function in the USA on the effectiveness of the Group's internal control systems. The Committee also considers any control issues raised by the external auditors. The Audit Committee, together with the Board, keeps the remit of the internal audit function under review.

The Audit Committee meets with the external auditors without the Executive Directors being present at every Audit Committee meeting.

Relations with shareholders
Communications with shareholders are given high priority. The Chairman's statement, Review of operations and the Finance Director's review on pages 6, 8 and 14 include a detailed review of the business and future developments.

Internal controls
The Directors are responsible for internal control in the Group and for reviewing its effectiveness. Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records, and for the reliability of financial information used within the business or for publication. Such procedures are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material error, losses or fraud. In addition, there is an ongoing process in place for identifying, evaluating and managing the significant risks faced by the Group.

The key procedures established within the Group by the Directors are designed to provide effective internal control and are regularly reviewed by the Board. This is in accordance with the Turnbull Guidance and 'Internal Control Guidance for Directors on the Combined Code' issued by the Institute of Chartered Accountants in England and Wales. Such procedures have been in place throughout 2002 and up to 28 February 2003, the date of approval of the Annual Report and Accounts. The Group's key internal controls procedures include the following:

Control environment
The Board has overall responsibility for the Group. It has implemented an organisation structure with clearly defined lines of responsibility and with authority delegated to appropriate personnel within limits set by the Board or by the Executive Directors under powers delegated by the Board. The Executive Directors, together with the management of principal operating subsidiaries, meet regularly to consider and resolve operational issues.

High quality personnel are an essential part of the control environment. The integrity and competence of employees is ensured through high recruitment standards and subsequent training courses. High ethical standards are maintained through the formal communication of values.

Risk management
The management team of each operating subsidiary has a clear responsibility for identifying risks facing their business and for putting in place procedures to mitigate and monitor risks. Risks are formally assessed during both the annual budget process and as part of the internal controls review, both of which are monitored by the Board.

Control procedures
An extensive system of formal controls exists throughout the Group. In particular, all authority levels are documented and approved by the Executive Directors.

The Group has clearly defined guidelines for capital expenditure and investment approval within a process that ensures that only those investments for which there is a commercial and strategic logic are approved.

There is an annual programme of review of the Group's system of internal controls by the Group Finance Department, sponsored and reviewed by the Board.

Budgetary process and financial reporting
The Group has a comprehensive system of financial reporting and review. Each year, an annual budget, incorporating a four-year plan, is presented by the Executive Directors and approved by the Board. Performance is monitored and relevant action taken throughout the year. Key information on each operating company is provided to the Executive Directors on a weekly basis. Monthly results are reported against budget, together with an analysis of variances and revised forecasts for the remainder of the year.

Directors' review of effectiveness
The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal controls as they operated during the period 1 January 2002 to 28 February 2003. The key processes in carrying out the review include a programme of internal audit checks on the US operations conducted by Ernst & Young; a programme of internal audit checks on the UK tracks conducted by an in-house specialist; health and safety and food safety audits of the UK tracks by external specialists; a programme of audits and reviews in the US and UK by members of the Group Finance Department; annual completion of internal control checklists by the operating subsidiaries; production and regular updating of risk assessments prepared by chief executives of operating subsidiaries; presentations by chief executives of operating subsidiaries to the Board; and annual confirmations by operating subsidiaries that there have been no material losses, contingencies or uncertainties caused by weaknesses in internal controls.

The following statement, which should be read in conjunction with the Independent auditors' report set out on page 52, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and the auditors in relation to these Accounts.

Company law requires the Directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group at the end of the year and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed subject to any material departures disclosed and explained in the Accounts.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the Accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.

Directors' statement on going concern
After reviewing the Group's budget, and in particular the Group's actual and projected cash flows after providing for capital expenditure, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and, accordingly, adopt a going concern basis in preparing the Accounts.

Social, ethical and environmental responsibility

Wembley has strong corporate values and therefore recognises the importance of employing socially responsible practices. In particular, as a business whose core activity involves socially sensitive issues such as gaming and animal racing, Wembley is acutely conscious that its future commercial success and support in political and legislative circles is, in part, dependent on its policies in these areas.

Board responsibility for social, ethical and environmental issues

Wembley operates in three separate legislative jurisdictions: the UK, and in the US in both the State of Rhode Island and the State of Colorado. In each jurisdiction, the nature of legislation and best practice regarding matters of social, ethical and environmental responsibility ("SEER") differs. Our approach on SEER is, therefore, structured to reflect these different environments in which we operate.

The Group Chief Executive is responsible at Board level for identifying SEER areas for which the Group requires each operating company to adopt policies and for ensuring that operating companies establish policies in these areas and that they are adopted and monitored.

The Group Chief Executive currently seeks policies from each Group operating company on the following areas of SEER:

- **Corporate ethics**
- **Gaming issues**
- **Animal welfare**
- **Health and safety**
- **The environment**
- **Community involvement**

This list is reviewed annually by the Board, which also reviews key issues in each area and progress in the development and adoption of the specific policies. Wembley's operating companies are currently at different stages in the development of their policies in each of these different areas.

The Board is seeking to build from this stage through the identification of both policies and/or specific examples where best practice has been implemented in one operating company that can valuably be adopted by another, and facilitating this transfer of good practice.

Examples of our current approach in these policy areas are discussed below.

Corporate ethics

In 2001, the Board formalised a corporate ethics policy and mandated its implementation throughout the Group. The policy addresses the standards of behaviour of employees in relation to areas such as integrity and conflicts of interest.

Gaming issues

Wembley focuses on two key gaming issues: ensuring that underage persons do not participate in gaming activities in any of its premises, and the minimisation of problem gambling (or gambling addiction).

At Lincoln Park in Rhode Island, ensuring that under-18s do not gamble at our venue is a specific requirement of our licence to operate VLTs. Likewise, at our Colorado venues, strict rules are in place to manage underage gambling. In each of our US facilities, security guards and cashiers check the ID of anyone who appears to be underage. Clear signage is positioned around the venues and, in Colorado, the Colorado Racing Commission has on-site investigators who work with us to identify and prohibit underage gamblers.

In the UK, while our racetracks legally permit accompanied entry to under-18s, this policy is now under review in parallel with the emergence of the Government's proposed Gambling Bill, which would allow opportunities for increased gaming activity at our UK tracks.

At Lincoln Park, we have established an internal Problem Gambling Committee that includes senior management and department heads of Lincoln Park as well as a representative from The Rhode Island Council of Problem Gambling – an organisation to which we contribute funding. This committee meets quarterly, develops policy and monitors statistics of registered addicts, for whom we manage a self-exclusion policy. At both Lincoln Park and the Colorado tracks, we produce and circulate educational leaflets and provide appropriate signage and telephone helpline numbers.

In the UK, Wembley was one of the first corporate contributors to the newly formed Gambling Industry Charitable Trust, whose objective is the research, prevention and cure of gambling addiction. We participate in the Government's Gambling Industry Liaison Group to help formulate the guidelines in the proposed Gambling Bill, which will ensure that the Government's crucial concern on this matter can be successfully adopted.

Animal welfare

Animal welfare is recognised by the Board as of paramount importance to the Group's continued commercial success.

At Lincoln Park, we provide a home to a greyhound adoption charity. The 'Adopt a Greyhound' programme is a beneficiary of a charitable roadrace organised by Lincoln Park each year and a fundraiser for retired greyhounds is also hosted and supported by the track on an annual basis. In addition, the Rhode Island Greyhound Owners Association conducts spot checks on the conditions for the greyhounds within our kennels.

In Colorado, we use three different organisations to help facilitate the adoption of retired greyhounds: Recycled Racers, Colorado Greyhound Adoption Agency and the Rocky Mountain Adoption Agency. These programmes were successful in finding homes for 200 dogs in the city of Pueblo alone in 2002 and it is estimated that between 800 and 1,000 dogs were adopted throughout Colorado as a whole in 2002. At each location, there is a weekly meeting with the Racing Commission to review injury reports and develop corrective action where necessary.

At Arapahoe Park, our horse-racing track in Colorado, a vet is on staff during the live racing season to oversee the health of the horses through daily inspections.

In the UK, we work with the National Greyhound Racing Club and the British Greyhound Racing Board in supporting welfare initiatives, particularly the Retired Greyhound Trust. In addition, local home finding schemes have been set up at all six of our tracks and support is given both financially and in terms of time and resource.

Health and safety

Our operating licences at each venue are dependent on the outcome of regular health and safety audits satisfactory to the relevant local authorities. Each operating company has its own health and safety policy and each track has a health and safety committee that meets regularly. Health and safety reports are provided to the Group Board at every meeting.

During 2002, our UK operation additionally commissioned food safety audits and health and safety audits at all six tracks by two external consultancies on both an unannounced and pre-arranged basis. Corrective action is taken to rectify any adverse findings. Repeat audits will be performed during 2003. In addition, the recently recruited Internal Audit Manager will also carry out health and safety reviews as part of his work programme.

Each of the Colorado venues has designated non-smoking areas. A municipal ordinance in Pueblo regulates public no-smoking areas. Likewise, in other local jurisdictions, legislation is monitored to ensure compliance with additional requirements applicable to our facilities. At Lincoln Park, we have recently invested in non-smoking rooms for our patrons.

In the UK, after a full review, we have implemented the first stage of a smoking/air-handling strategy. Stage one of this includes a prohibition on members of staff smoking whilst customers are on the premises; a prohibition on customers smoking at any service point; and the use of mechanical extraction/air conditioning units. We have given consideration to implementing no-smoking areas, but the design of the premises and the high number of customer group admissions makes this impractical.

The environment

Throughout the Group, the main areas on which our business activities can affect the environment and where we therefore pay particular regard are:

- Minimising noise, litter and disturbance to those living near our tracks;
- Suitable disposal of animal waste from our tracks; and
- Conservation of energy and water.

Community involvement

Wembley encourages the involvement of both its operating companies and its staff in voluntary community activities.

At Lincoln Park, we support a number of local and State charitable organisations, for example, through holding fundraisers at the track and food drop-offs to food banks for the needy. In addition, Lincoln Park is currently proposing the development of baseball and soccer facilities on land around our track for local use.

The Colorado locations are very active in the community by donating facilities for fire and police training, health fairs, supporting park development, local festivals and humanity events. The track in Commerce City, Denver has agreed to plant trees as part of a local community redevelopment project.

In the UK, in excess of 50 charity fundraising meetings a year are held at the tracks, ranging from supporting local youth football teams to Cancer Research. Local Authority tree planting, litter clearing and police liaison all go to assist the local community.

Group profit and loss account For the year ended 31 December 2002

	Note	2002 £'000	2001 (Restated) £'000
Turnover:			
Continuing operations		**101,127**	101,162
Discontinued operations		**13,891**	37,239
Turnover	1	**115,018**	138,401
Cost of sales		**(58,874)**	(85,496)
Gross profit		**56,144**	52,905
Administrative expenses		**(20,283)**	(20,083)
Operating profit:			
Continuing operations		**38,873**	35,089
Discontinued operations:			
Discontinued operations before exceptional items		**(1,422)**	(2,267)
Exceptional item relating to discontinued operations	2	**(1,590)**	–
Discontinued operations		**(3,012)**	(2,267)
Operating profit	1	**35,861**	32,822
Non-operating exceptional items:			
Sale or termination of discontinued businesses	2	**(8,685)**	–
Provision for loss on disposal of discontinued business	2	**(1,678)**	–
Non-operating exceptional items		**(10,363)**	–
Interest receivable and similar income		**1,059**	1,353
Interest payable and similar charges	3	**(446)**	(616)
Profit on ordinary activities before taxation		**26,111**	33,559
Tax on profit on ordinary activities	7	**(10,781)**	(12,070)
Profit for the financial year		**15,330**	21,489
Ordinary dividend	8	**(6,211)**	(5,546)
Retained profit for the year		**9,119**	15,943
Earnings per share	9	**42.7p**	55.8p
Diluted earnings per share	9	**42.2p**	55.0p
Adjusted earnings per share	9	**63.4p**	54.2p
Dividend per share	8	**18.0p**	15.0p

Balance sheets At 31 December 2002

		Group		Company	
		2002	2001 (Restated)	2002	2001 (Restated)
	Note	£'000	£'000	£'000	£'000
Fixed assets					
Intangible assets	11	**552**	4,079	**—**	—
Tangible assets	12	**171,275**	233,580	**—**	—
Investments	13	**—**	—	**68,213**	123,591
		171,827	237,659	**68,213**	123,591
Current assets					
Debtors: recoverable within one year	14	**22,295**	16,676	**61,167**	52,641
Debtors: recoverable after more than one year	14	**14,017**	2,592	**14,017**	—
Cash at bank and in hand		**5,915**	5,828	**3,975**	44
		42,227	25,096	**79,159**	52,685
Creditors: amounts falling due within one year	15	**(18,451)**	(50,126)	**(48,894)**	(56,373)
Net current assets/(liabilities)		**23,776**	(25,030)	**30,265**	(3,688)
Total assets less current liabilities		**195,603**	212,629	**98,478**	119,903
Provisions for liabilities and charges	19	**(6,634)**	(6,449)	**(760)**	(767)
Net assets		**188,969**	206,180	**97,718**	119,136
Capital and reserves					
Share capital	20	**34,477**	37,143	**34,477**	37,143
Share premium account	21	**322**	51,200	**322**	51,200
Revaluation reserve	21	**66,192**	71,290	**—**	—
Capital redemption reserve	21	**1,651**	19,355	**1,651**	19,355
Profit and loss account	21	**86,327**	27,192	**61,268**	11,438
Equity shareholders' funds		**188,969**	206,180	**97,718**	119,136

Approved by the Board of Directors on 28 February 2003 and signed on its behalf by:

Claes Hultman Chairman
Mark Elliott Finance Director

The notes on pages 37 to 51 form part of these Accounts.

Group cash flow statement For the year ended 31 December 2002

	Note	2002 £'000	2001 £'000
Net cash inflow from operating activities	26	**41,435**	36,479
Returns on investments and servicing of finance	27	**193**	(141)
Taxation	27	**(11,048)**	(13,032)
Capital expenditure and financial investment	27	**(7,170)**	(13,067)
Acquisitions and disposals	27	**14,411**	(3,456)
Equity dividends paid		**(5,788)**	(4,770)
Net cash inflow before management of liquid resources and financing		**32,033**	2,013
Management of liquid resources	27	**1,843**	21,489
Financing	27	**(20,685)**	(33,988)
Increase/(decrease) in cash		**13,191**	(10,486)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT)	Note	2002 £'000	2001 £'000
Increase/(decrease) in cash in the year		**13,191**	(10,486)
Loan note repaid		**—**	149
Cash outflow from repayment of loans		**—**	12,886
Cash inflow in respect of short-term deposits		**(1,843)**	(21,489)
Movement in net funds resulting from cash flows		**11,348**	(18,940)
Foreign exchange translation difference		**(564)**	(153)
Movement in net funds in the year		**10,784**	(19,093)
Opening net (debt)/funds at 1 January		**(6,895)**	12,198
Closing net funds/(debt) at 31 December	28	**3,889**	(6,895)

Other primary statements For the year ended 31 December 2002

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	2002 £'000	2001 (Restated) £'000
Profit for the financial year	**15,330**	21,489
Exchange differences	**(13,853)**	3,179
Release of tax provision no longer required	**5,127**	—
Total recognised gains relating to the period	**6,604**	24,668
Prior year adjustment relating to deferred tax (note 18)	**(5,400)**	—
Total recognised gains since the last annual report	**1,204**	24,668

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS	2002 £'000	2001 (Restated) £'000
Profit for the financial year	**15,330**	21,489
Ordinary dividend	**(6,211)**	(5,546)
Retained profit for the year	**9,119**	15,943
Issue of shares (share capital plus share premium)	**1,039**	1,193
Expenditure in relation to the purchase and cancellation of shares	**(21,724)**	(25,596)
Exchange differences	**(13,853)**	3,179
Release of tax provision no longer required	**5,127**	—
Goodwill recycled on disposal of subsidiary	**3,081**	—
Net movement in shareholders' funds	**(17,211)**	(5,281)
Shareholders' funds at 1 January	**206,180**	216,861
Prior year adjustment relating to deferred tax (note 18)	**—**	(5,400)
Shareholders' funds at 31 December	**188,969**	206,180

Accounting policies

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of the Company and its subsidiary undertakings (the Group) made up to 31 December 2002. A separate profit and loss account, setting out the results of the Company, is not presented because the Company has taken advantage of the dispensation under S230 Companies Act 1985.

Change in accounting policy

Financial Reporting Standard 19, 'Deferred Tax' has been adopted in the preparation of these Accounts and the comparatives have been restated as a result. This has resulted in a prior year adjustment of a £5.4m provision for deferred tax (note 18) and an increase in the tax charge for the year ended 31 December 2002 of £0.5m (2001: decrease in tax charge of £0.3m).

Tangible fixed assets

The transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets', have been adopted for the Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'.

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4% to 50% per annum which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Investments

Investments in, and loans to, subsidiary undertakings included in the Company balance sheet are stated at cost less any diminution in value.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax, in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30 September 1998 remains eliminated against reserves.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with Statement of Standard Accounting Practice 24, 'Accounting for Pension Costs', contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of Financial Reporting Standard 17, 'Retirement Benefits', have been made.

1 Operating profit and segmental analysis

Operating profit	2002 Continuing £'000	Discontinued £'000	Total £'000	2001 Continuing (Restated) £'000	Discontinued (Restated) £'000	Total (Restated) £'000
Turnover	**101,127**	**13,891**	**115,018**	101,162	37,239	138,401
Cost of sales	**(50,943)**	**(7,931)**	**(58,874)**	(59,899)	(25,597)	(85,496)
Gross profit	**50,184**	**5,960**	**56,144**	41,263	11,642	52,905
Administrative expenses	**(11,311)**	**(8,972)**	**(20,283)**	(6,174)	(13,909)	(20,083)
Operating profit/(loss)	**38,873**	**(3,012)**	**35,861**	35,089	(2,267)	32,822

Segmental analysis	2002 Turnover £'000	Profit £'000	Net assets £'000	2001 Turnover £'000	Profit £'000	Net assets (Restated) £'000
Class of business						
Continuing operations:						
Gaming:						
US	**76,650**	**37,516**	**118,252**	77,563	33,295	131,716
UK	**24,477**	**4,509**	**42,645**	23,599	4,508	40,476
Central management	**–**	**(3,152)**	**23,068**	–	(2,714)	(3,203)
Total – continuing operations	**101,127**	**38,873**	**183,965**	101,162	35,089	168,989
Discontinued operations:						
Gaming: 24dogs	**146**	**(1,137)**	**–**	1,615	(1,316)	1,721
Events Services:						
Keith Prowse	**773**	**(182)**	**–**	17,029	992	187
Wembley Complex	**8,516**	**(140)**	**–**	13,366	(1,252)	38,171
Event management services	**4,456**	**37**	**1,115**	5,229	(691)	4,007
Exceptional item	**–**	**(1,590)**	**–**	–	–	–
Turnover	**115,018**			138,401		
Operating profit		**35,861**			32,822	
Non-operating exceptional items		**(10,363)**			–	
Net interest		**613**			737	
Profit before tax		**26,111**			33,559	
Capital employed			**185,080**			213,075
Net cash/(debt)			**3,889**			(6,895)
Net assets			**188,969**			206,180
Geographical area						
Continuing operations:						
United Kingdom	**24,477**	**1,357**	**65,713**	23,599	1,794	37,273
North America (USA)	**76,650**	**37,516**	**118,252**	77,563	33,295	131,716
	101,127	**38,873**	**183,965**	101,162	35,089	168,989
Discontinued operations:						
United Kingdom and Ireland	**13,891**	**(3,012)**	**1,115**	37,239	(2,267)	44,086
	115,018	**35,861**	**185,080**	138,401	32,822	213,075

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding inter-company balances and investments and all cash and borrowings. The Group's financing is centrally arranged and accordingly the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming businesses include income from gaming, greyhound and horse-racing venues. The turnover and profit are principally derived from the operations of Lincoln Park.

2 Exceptional items	2002 £'000	2001 £'000
Exceptional item relating to discontinued operations – impairment of goodwill	**(1,590)**	–
Provision for the loss on disposal of The Corporate Innovations Company Limited	**(1,678)**	–
Sale or termination of discontinued businesses:		
Sale of Wembley Sports Arena Limited	**1,142**	–
Sale of 50% shareholding in The Beatles Story Limited	**340**	–
Sale of Wembley International Limited and Wembley Ticketing business	**(155)**	–
Sale of Wembley (London) Limited	**(8,220)**	–
Termination of 24dogs	**(1,792)**	–
Sale or termination of discontinued businesses	**(8,685)**	–
	(11,953)	–

Analysis of disposals	Wembley Sports Arena Limited £'000	The Beatles Story Limited £'000	Wembley International Limited £'000	Wembley (London) Limited £'000
Proceeds:				
Cash	5,000	350	170	16,000
Deferred consideration (cash)	550	–	–	32,618
Total proceeds	**5,550**	**350**	**170**	**48,618**
Net assets sold:				
Fixed assets	372	–	13	51,854
Debtors	6,675	–	89	7,088
Cash	1,900	–	–	1,076
Creditors	(7,955)	–	(82)	(7,546)
Total net assets sold	**992**	**–**	**20**	**52,472**
Profit/(loss) on disposal:				
Proceeds less net assets sold	4,558	350	150	(3,854)
Goodwill recycled through profit and loss account	(3,081)	–	–	–
Discount of deferred proceeds to present value	–	–	–	(1,585)
Transaction costs	(225)	(10)	(295)	(1,584)
Contributions to Group defined benefit pension scheme	(110)	–	(10)	(1,197)
Profit/(loss) on disposal	**1,142**	**340**	**(155)**	**(8,220)**

The Corporate Innovations Company Limited
On 5 February 2003, the sale of The Corporate Innovations Company Limited was completed to a management buy-out team. Initial proceeds of £50,000 in cash and a £1.0m interest-bearing loan note were received. A provision of £1.7m has been charged against the carrying value of the goodwill arising from Wembley's acquisition of this company in 2000. An impairment provision of £1.6m, shown as an exceptional item from a discontinued operation, had been charged against the carrying value of the goodwill in the 2002 Interim Accounts.

Sale of Wembley Sports Arena Limited
In March 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6m, of which £0.6m was deferred until March 2004. The company had net assets of £1.0m. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1m and transaction costs of £0.3m resulted in a net profit on sale of £1.1m.

Sale of Wembley International Limited and Wembley Ticketing business
The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments. The latter could rise to as much as £0.5m, payable through 2003 and 2004, although no account has been taken of any potential payments in these Accounts. In October 2002, Wembley International Limited, which developed and marketed ticketing systems, was sold to its management for a nominal sum.

Sale of Wembley (London) Limited
The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Developments plc. Total proceeds were £48.6m. £16.0m was received on completion, with £18.6m and £14.0m receivable in December 2003 and December 2004 respectively.

2 Exceptional items continued

Sale of Wembley (London) Limited continued

Wembley will settle former inter-company balances of £3.3m in two instalments to coincide with the receipt of the deferred consideration. All deferred amounts have been discounted back to their present value using a discount rate of 3%. This discount of £1.6m will be unwound during the period through to December 2004. £0.4m was released within interest receivable in 2002. In 2003 and 2004, the amounts will be £0.8m and £0.4m respectively.

Termination of 24dogs

Following a review of the performance of this business, it was concluded that, in the current business environment, this operation could no longer be expected to achieve profitability in line with its business plan. The £1.8m charge reflects redundancy costs, fixed asset disposals and exit costs from contractual commitments.

	2002	2001
3 Interest payable and similar charges	**£'000**	£'000
Bank loans and overdrafts	**446**	616

	2002	2001
4 Profit on ordinary activities before taxation	**£'000**	£'000
Profit before taxation is arrived at after charging:		
Depreciation	**4,255**	5,335
Amortisation of goodwill	**1,830**	241
Operating lease rentals in respect of plant and equipment	**323**	590
Auditors' remuneration	**124**	129
Fees for non-audit work to auditors and their associates	**249**	159

The fees for non-audit work to the auditors and their associates in 2002 arise primarily in relation to increased internal audit services in the US (2002: £130,000; 2001: £95,000). In addition, accounting and tax advice was received, primarily in relation to the disposal of subsidiary undertakings.

5 Directors

Details of the remuneration of the Directors are given in the Directors' remuneration report on page 23 in the section headed, 'Directors' remuneration'.

No Director had any interest in any contract (other than service contracts) to which a Group company or the Company was a party during the year or which existed at the end of the year.

		2002	2001
6 Staff numbers and costs		**Number**	Number
The average monthly number of persons employed by the Group (including Executive Directors) during the year was as follows:			
Gaming:	Full time	**734**	694
	Part time	**1,555**	1,767
Events Services:	Full time	**138**	278
	Part time	**41**	70
Central management:	Full time	**13**	15
		2,481	2,824

	2002	2001
	£'000	£'000
The aggregate payroll costs of these persons were as follows:		
Wages and salaries	**26,363**	30,864
Social security costs	**1,943**	3,491
Other pension costs	**1,714**	1,898
	30,020	36,253

Notes to the accounts continued

7 Tax on profit on ordinary activities	2002 £'000	2001 (Restated) £'000
Analysis of tax charge:		
UK corporation tax at 30%	**—**	265
Overseas taxation	**14,844**	12,720
Adjustments in respect of prior years UK corporation tax	**(3,747)**	(607)
Adjustments in respect of prior years overseas tax	**(779)**	—
Current tax	**10,318**	12,378
Deferred tax	**463**	(308)
Total tax	**10,781**	12,070

Based on profit on ordinary activities of £26.1m (2001: £33.6m) the Group's effective rate of tax is 41.3% (2001: 36.0%). When the impact of the adjustments in respect of prior year taxes are made to both years' tax charges and the impact of the exceptional items (note 2) are excluded from 2002, the effective rate is 40.2% (2001: 37.8%).

Factors affecting the current tax charge

The tax assessed on the profit on ordinary activities for the year is lower than the weighted average rate of corporation tax for the Group of 40.4% (2001: 40.0%). The differences are reconciled below:

	2002 £'000	2001 £'000
Profit on ordinary activities before tax	**26,111**	33,559
Profit on ordinary activities multiplied by weighted average tax rate for the Group	**10,544**	13,424
Non-taxable income net of expenses not deductible for tax purposes	**(482)**	(747)
Tax losses carried forward	**418**	—
Capital allowances in excess of depreciation	**(396)**	(80)
Total exceptional items not available for tax (note 2)	**4,827**	—
Adjustment in respect of prior year tax	**(4,526)**	(607)
Higher tax rate on US earnings	**97**	107
Lower tax rate on UK earnings	**(97)**	(107)
Other timing differences	**(67)**	388
Total current tax	**10,318**	12,378

There is no anticipated tax charge in respect of any of the disposed businesses.

Factors that may affect future tax charges

No provision has been made for deferred tax of approximately £1.1m (2001: £1.4m) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No deferred tax asset has been established in respect of carried forward tax losses in the UK of £1.4m (2001: £nil).

8 Ordinary dividend	2002 £'000	2001 £'000
Interim dividend	**2,155**	1,890
Final dividend	**4,137**	3,714
Adjustment in respect of prior year final dividend	**(81)**	(58)
	6,211	5,546

An interim dividend of 6p per share (2001: 5p) on 35,918,484 ordinary shares (2001: 37,800,337) was paid on 20 September 2002.

A final dividend for 2002 of 12p per share (2001: 10p) on 34,476,630 ordinary shares (2001: 36,335,065) is proposed.

The adjustment in respect of prior year final dividend arises as a result of the purchase and cancellation of shares subsequent to the year end and prior to the date of payment of the dividend. This resulted in fewer shares being eligible for receipt of the final dividends declared in both 2001 and 2000.

9 Earnings per share

	2002	2001 (Restated)
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**15,330**	21,489
Weighted average number of shares in issue ('000)	**35,870**	38,529
Earnings per share	**42.7p**	55.8p

The diluted earnings per share of 42.2p (2001: 55.0p) is based on the profit for the financial year of £15,330,000 (2001: £21,489,000) and on 36,328,000 (2001: 39,081,000) ordinary shares, the latter calculated as follows:

	2002 No. '000	2001 No. '000
Basic weighted average number of shares	**35,870**	38,529
Dilutive potential ordinary shares:		
Executive share option schemes	**389**	398
Employee sharesave schemes	**69**	95
Warrants (note 20)	**—**	59
	36,328	39,081

The fair value (average price for the year) of Wembley plc shares during 2002 was £7.30 (2001: £6.68).

	2002 pence per share	2001 (Restated) pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**42.7**	55.8
Adjustment in respect of exceptional items (note 2)	**33.3**	—
Adjustment in respect of prior year taxation (note 7)	**(12.6)**	(1.6)
Adjusted earnings per share	**63.4**	54.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

10 Profit for the financial year

The profit for the financial year in the accounts of the Company amounted to £5,478,000 (2001: £7,307,000 restated).

11 Fixed assets – intangible

	Goodwill £'000
Cost:	
At 1 January 2002	4,320
Exchange differences	(19)
At 31 December 2002	**4,301**
Aggregate amortisation:	
At 1 January 2002	241
Impairment provision	1,590
Provided during the year	240
Provision for loss on disposal of The Corporate Innovations Company Limited (note 2)	1,678
At 31 December 2002	**3,749**
Net book value	
At 31 December 2002	**552**
At 1 January 2002	4,079

11 Fixed assets – intangible continued

Intangible fixed assets represent goodwill arising on the acquisition of The Corporate Innovations Company Limited in 2000 and the purchase of Rocky Mountain Greyhound Park in Colorado, USA in 2001.

1 On 25 October 2000, the Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5 February 2003, the Group sold this company to a management buy-out team (notes 2 and 30). In addition to amortisation of £221,000 charged during the year, an impairment provision of £1,590,000 was recorded in the 2002 Interim Accounts. The completion of the disposal has resulted in a provision for loss on disposal of £1,678,000, which has reduced further the carrying value of the goodwill arising on the acquisition. At 31 December 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000.

2 On 16 April 2001, the Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31 December 2002, the net book value of this goodwill was £321,000.

	Freehold land	Buildings and fixed plant	Plant and equipment	Total
12 Fixed assets – tangible	£'000	£'000	£'000	£'000
Group				
Cost:				
At 1 January 2002	185,767	49,272	33,436	268,475
Additions at cost	—	3,424	4,249	7,673
Disposals	—	—	(436)	(436)
Disposal of subsidiary undertakings (note 2)	(48,290)	(2,105)	(14,191)	(64,586)
Exchange differences	(10,959)	(2,480)	(1,006)	(14,445)
At 31 December 2002	**126,518**	**48,111**	**22,052**	**196,681**
Aggregate depreciation:				
At 1 January 2002	1,372	11,271	22,252	34,895
Provided during the year	—	1,509	2,746	4,255
Disposals	—	—	(333)	(333)
Disposal of subsidiary undertakings (note 2)	(1,372)	(712)	(10,264)	(12,348)
Exchange differences	—	(340)	(723)	(1,063)
At 31 December 2002	**—**	**11,728**	**13,678**	**25,406**
Net book value				
At 31 December 2002	**126,518**	**36,383**	**8,374**	**171,275**
At 1 January 2002	184,395	38,001	11,184	233,580

Up to 31 December 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. With effect from 1 January 2000, the Group has retained these carrying values and treated them as the effective 'historical cost' as permitted by the transitional rules of Financial Reporting Standard 15, 'Tangible Fixed Assets'.

Company
At 31 December 2002, the Company had no fixed assets (2001: £nil).

	Shares in Group undertakings
13 Fixed assets – investments	£'000
Company	
At cost less amounts written off:	
At 1 January 2002	123,591
Disposals	(55,378)
At 31 December 2002	**68,213**

13 Fixed assets – *investments* *continued*

Principal subsidiary undertakings

The principal subsidiary undertakings whose results materially affected the financial results of the Group are detailed below. These companies are all wholly owned by the Group.

Company	Principal activity	Country of incorporation	Called up ordinary share capital
Burrillville Racing Association, Inc.	Operation of greyhound-racing stadium and video lottery terminals	United States	**US$2**
Mile High Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$677,431**
Interstate Racing Association, Inc.	Operation of greyhound-racing stadium	United States	**US$292,203**
Pueblo Kennel Club, Inc.	Operation of greyhound-racing stadium	United States	**US$109,580**
Racing Associates of Colorado	Operation of horse-racing stadium	United States	**US$138,000**
GRA Limited*	Operation of greyhound-racing stadia	England	**£60**
Wembley (London) Limited^	Operation of the Wembley Complex	England	**£20,533,300**
Wembley Sports Arena Limited ^	Organisation of corporate hospitality facilities	England	**£2**
Wembley International Limited^	Provision of ticketing services	England	**£2**
Wembley New Media Services Limited^^	Provision of content for greyhound-racing web-site	England	**£2**
24dogs Ireland (Racing) Limited^^	Hosting of greyhound-racing web-site	Ireland	**€2**
The Corporate Innovations Company Limited**	Provision of event management services	England	**£30,000**
Wembley Event Management Services Limited* ^^	Provision of event management services	England	**£100**

* Indicates principal subsidiary undertakings owned directly by Wembley plc.
^ Indicates subsidiary undertakings sold by Wembley plc during 2002.
^^ Indicates subsidiary undertaking whose trading activities were discontinued during 2002.
** Indicates subsidiary undertaking sold in February 2003.

For all companies, the country of operation is the same as the country of incorporation.

14 Debtors	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 (Restated) £'000
Recoverable within one year				
Trade debtors	**4,899**	9,291	**—**	–
Other debtors	**15,068**	475	**14,802**	1,584
Prepayments and accrued income	**2,328**	6,910	**358**	857
Deferred tax (note 18)	**—**	–	**244**	277
Amounts owed by subsidiary undertakings	**—**	–	**45,763**	49,923
	22,295	16,676	**61,167**	52,641
Recoverable after more than one year				
Other debtors	**14,017**	2,592	**14,017**	–

Other debtors recoverable within one year (Group and Company) include a net £14.6m of deferred amounts receivable in December 2003 as a result of the sale of Wembley (London) Limited (note 2). This includes the deferred proceeds of £18.6m net of the associated fair value discount (£0.5m) and former inter-company balances repayable by Wembley plc of £3.6m net of the associated fair value discount (£0.1m).

Other debtors recoverable after more than one year (Group and Company) represent both the final amounts receivable on the sales of Wembley (London) Limited (£13.5m net) and Wembley Sports Arena Limited (£0.6m). The Wembley (London) Limited deferred proceeds of £14.0m receivable in December 2004 are included net of associated discount to present value of £0.8m and former inter-company balances receivable by Wembley plc of £0.3m.

15 Creditors: amounts falling due within one year	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Bank overdraft	**2,026**	12,723	**—**	3,201
Payments received on account	**—**	3,371	**—**	—
Trade creditors	**3,408**	6,850	**—**	—
Advance ticket sales	**—**	6,484	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**43,421**	47,546
Other creditors including taxation and social security	**2,897**	8,634	**190**	729
Proposed dividend	**4,137**	3,714	**4,137**	3,714
Accruals and deferred income	**5,983**	8,350	**1,146**	1,183
	18,451	50,126	**48,894**	56,373
Other creditors including taxation and social security comprise:				
Corporation tax	**153**	5,928	**—**	446
Social security and other taxes	**667**	1,711	**105**	52
Other creditors	**2,077**	995	**85**	231
	2,897	8,634	**190**	729

16 Derivatives and financial instruments

The Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by Financial Reporting Standard 13, 'Derivatives and Other Financial Instruments', the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000	2001 Floating rate £'000	2001 Non-interest bearing £'000	2001 Total £'000
Financial liabilities:						
Currency						
UK sterling	**2,026**	**915**	**2,941**	12,723	1,049	13,772

At 31 December 2002, floating rate financial liabilities of £2.0m comprise a bank overdraft only (2001: £12.7m).

All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise 'Provisions for liabilities and charges – provisions for onerous contracts' (note 19).

Financial assets	2002 Floating rate £'000	2002 Non-interest bearing £'000	2002 Total £'000	2001 Floating rate £'000	2001 Non-interest bearing £'000	2001 Total £'000
Currency:						
UK sterling	**1,346**	**14,017**	**15,363**	659	2,592	3,251
US dollars	**4,569**	**—**	**4,569**	5,169	—	5,169
Total	**5,915**	**14,017**	**19,932**	5,828	2,592	8,420

Floating rate financial assets comprise cash and money market deposits at a range of interest rates.

Non-interest bearing financial assets comprise 'Debtors recoverable after more than one year' (note 14).

Foreign currency risk

The Company balance sheet includes cash balances of £206,000 (2001: £26,000) denominated in US dollars. No other Group companies maintain balances denominated in currencies other than their functional currency.

16 Derivatives and financial instruments continued

Liquidity risk	2002 Overdraft £'000	2002 Other £'000	2002 Total £'000	2001 Borrowings £'000	2001 Other £'000	2001 Total £'000
Maturity of the Group's financial liabilities:						
In one year or less or on demand	**2,026**	**137**	**2,163**	12,723	137	12,860
In more than one year but not more than two years	**—**	**137**	**137**	—	137	137
In more than two years but not more than five years	**—**	**343**	**343**	—	343	343
In more than five years	**—**	**298**	**298**	—	432	432
	2,026	**915**	**2,941**	12,723	1,049	13,772

Fair values of financial assets and liabilities	2002 Book value £'000	2002 Fair value £'000	2001 Book value £'000	2001 Fair value £'000
Cash	**4,757**	**4,757**	2,730	2,730
Short-term deposits	**1,158**	**1,158**	3,098	3,098
Debtors recoverable after more than one year	**14,017**	**14,017**	2,592	2,592
Overdraft	**(2,026)**	**(2,026)**	(12,723)	(12,723)
Provisions for onerous contracts	**(915)**	**(915)**	(1,049)	(1,049)
	16,991	**16,991**	(5,352)	(5,352)

17 Borrowings and banking facilities

	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
Overdraft	**(2,026)**	(12,723)	**—**	(3,201)
Cash and short-term deposits	**5,915**	5,828	**3,975**	44
Net cash/(borrowings)	**3,889**	(6,895)	**3,975**	(3,157)

The overdraft is repayable within one year as part of the Group's UK sterling denominated overdraft facility of £5m provided by Barclays Bank plc, the Group's clearing bank. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

On 17 January 2002, a new five-year unsecured revolving credit facility of £40m was agreed with Barclays Bank plc, with a margin of LIBOR plus 0.6%. This replaced the £30m syndicated revolving credit facility that expired on 20 December 2001. Barclays Bank plc provided a bridging facility by way of increasing the Group overdraft facility from £5m to £16.5m for the intervening period to cover the outstanding borrowing at 31 December 2001.

18 Deferred taxation

	Group £'000	Company £'000
At 31 December 2001 (as previously reported)	—	—
Prior year adjustment relating to deferred tax	5,400	(277)
Deferred tax provision/(asset) at 31 December 2001 (restated)	5,400	(277)
Provided in the year	463	33
Exchange rate movements	(144)	—
Deferred tax provision/(asset) at 31 December 2002	**5,719**	**(244)**

The prior year adjustment arises on adoption of Financial Reporting Standard 19, 'Deferred Tax'.

Following the resolution of a number of tax issues, no potential deferred tax liability in respect of capital gains is expected to arise on disposals due to the availability of capital losses.

18 Deferred taxation continued	Group		Company	
	2002	2001 (Restated)	**2002**	2001 (Restated)
Analysis of deferred tax by type of difference	**£'000**	£'000	**£'000**	£'000
Capital allowances in advance of depreciation	**5,980**	5,892	**(37)**	(47)
Other timing differences	**(261)**	(492)	**(207)**	(230)
Deferred tax provision/(asset)	**5,719**	5,400	**(244)**	(277)

No provision has been made for the potential liability to taxation, estimated at £33.0m (2001: £33.0m) in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Group at the net book value shown in these Accounts.

	Group		Company	
	2002	2001 (Restated)	**2002**	2001
19 Provisions for liabilities and charges	**£'000**	£'000	**£'000**	£'000
Deferred taxation (note 18)	**5,719**	5,400	**—**	—
Provisions for onerous contracts (see below)	**915**	1,049	**760**	767
	6,634	6,449	**760**	767

	Group	Company
Provisions for onerous contracts	£'000	£'000
At 1 January 2002	1,049	767
Released during the year	(134)	(109)
Transfer of liability from subsidiary undertaking	—	102
At 31 December 2002	**915**	**760**

Provisions for onerous contracts relate to guarantees given in respect of properties of former subsidiaries. The amount released during the year relates to a reduction in the assessment of future obligations.

	Authorised		Allotted, called up and fully paid	
20 Share capital	No. ('000)	£'000	No. ('000)	£'000
Ordinary shares of £1 each				
At 1 January 2002	73,812	73,812	37,143	37,143
Purchase and cancellation of shares (note 21)	—	—	(2,966)	(2,966)
Issue of shares on exercise of options	—	—	300	300
At 31 December 2002	**73,812**	**73,812**	**34,477**	**34,477**

1 During the year, certain senior executives exercised executive share scheme options over the following ordinary shares of the Company: 25,000 shares at £3.25 per share; 17,326 shares at £3.405 per share; 25,643 shares at £3.65 per share; and 70,037 shares at £4.05 per share.

Options over 1,332,740 ordinary shares have been granted and remain outstanding at 31 December 2002. These options are normally exercisable between 3 and 10 years following the date of grant as shown below:

No. of options	Exercise date	Exercise price (£)	No. of options	Exercise date	Exercise price (£)
76,388	26 Sep 1998	2.88	207,296	17 Mar 2003	5.50
77,932	15 Mar 1999	3.65	261,022	2 Mar 2004	6.15
117,655	27 Feb 2000	4.05	13,440	16 Aug 2004	6.97½
100,000	2 Sep 2001	3.25	263,988	5 Mar 2005	6.56
148,452	14 Apr 2002	3.40½	66,567	19 Aug 2005	6.68½

20 Share capital continued

2 During the year, employees of the Group exercised Sharesave Scheme options over 51,364 ordinary shares of the Company. Under the Sharesave Scheme, options over a total of 187,255 ordinary shares remain as at 31 December 2002. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes No. of options	Exercise date	Exercise price (£)
425	1 Jun 2002	3.24
21,527	1 Jun 2003	2.81
9,679	1 Nov 2003	2.60
18,122	1 Jul 2004	2.88½
19,786	1 Jun 2005	4.28
65,231	1 Jun 2006	4.96
33,466	1 Jun 2007	6.10

3 year schemes No. of options	Exercise date	Exercise price (£)
3,537	1 Jun 2003	4.81½
9,818	1 Jun 2004	5.58
5,664	1 Jun 2005	6.86½

3 In 1997, loan notes issued by Wembley, Inc. and guaranteed by Wembley plc were repaid in full. These had warrants attached which survived the repayment and entitled the holders to subscribe for 413,000 ordinary shares at a subscription price of £3.12 per share. During 2002, the final 110,111 ordinary shares were issued. At 31 December 2002, all warrants had been extinguished.

	Group				Company		
21 Reserves	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Share premium account £'000	Capital redemption reserve £'000	Profit and loss reserve £'000
At 1 January 2002	51,200	71,290	19,355	32,592	51,200	19,355	11,161
Prior year adjustment	–	–	–	(5,400)	–	–	277
At 1 January 2002 (restated)	51,200	71,290	19,355	27,192	51,200	19,355	11,438
Retained profit/(loss) for the year	–	–	–	9,119	–	–	(733)
Capital reconstruction	(51,617)	–	(20,670)	72,287	(51,617)	(20,670)	72,287
Recycled goodwill	–	–	–	3,081	–	–	–
Tax provision release	–	–	–	5,127	–	–	–
Purchase and cancellation of shares	–	–	2,966	(21,724)	–	2,966	(21,724)
Issue of shares (note 20)	739	–	–	–	739	–	–
Exchange differences	–	(5,098)	–	(8,755)	–	–	–
At 31 December 2002	**322**	**66,192**	**1,651**	**86,327**	**322**	**1,651**	**61,268**

1 As part of the programme of returning surplus cash to shareholders, the Company has, in accordance with the authority granted at successive Annual General Meetings, purchased and cancelled approximately 3.0m shares in the year. Accordingly, the capital redemption reserve has been credited with this amount, representing the nominal value of the shares purchased. The total costs of purchase of £21.7m have been charged to the profit and loss reserve.

2 During 2002, goodwill of £3.1m that had previously been written off through reserves was charged through the profit and loss account on disposal of Wembley Sports Arena Limited. At 31 December 2002, no further goodwill has been written off through reserves that will be required to be charged through the profit and loss account. Negative goodwill of £11.0m (2001: £11.0m) would be credited to the profit and loss account on disposal of the relevant subsidiary undertaking.

3 On 23 May 2002, the High Court issued an order to cancel the share premium account and capital redemption reserve of the Company as at that date, together totalling £72.3m. Accordingly, this amount has been credited to the profit and loss reserve in the period and now forms part of the Company's distributable reserves.

4 During 2002, the tax computation relating to the sale of Wembley Stadium in 1999 was finalised and agreed. In 1998, a tax provision of £7.0m had been charged to reserves to cover the anticipated tax charge arising on the revaluation reserve surplus realised on the sale of the Stadium. Of this amount, £1.9m was paid in 1999 and 2000. No further tax is payable and so the balance of the provision of £5.1m has been credited to reserves.

22 Reconciliation of shareholders' funds and movement on reserves	Share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2002	37,143	51,200	71,290	19,355	32,592	211,580
Prior year adjustment (note 18)	–	–	–	–	(5,400)	(5,400)
At 1 January 2002 (restated)	37,143	51,200	71,290	19,355	27,192	206,180
Purchase and cancellation of shares	(2,966)	–	–	2,966	(21,724)	(21,724)
Issue of shares on exercise of options	300	739	–	–	–	1,039
Retained profit for the year	–	–	–	–	9,119	9,119
Capital reconstruction	–	(51,617)	–	(20,670)	72,287	–
Recycled goodwill	–	–	–	–	3,081	3,081
Tax provision release	–	–	–	–	5,127	5,127
Exchange differences	–	–	(5,098)	–	(8,755)	(13,853)
At 31 December 2002	**34,477**	**322**	**66,192**	**1,651**	**86,327**	**188,969**

23 Financial commitments	2002 £'000	2001 £'000
Minimum payments due in the year to 31 December 2003 under operating leases for plant and machinery to which the Group is committed (analysed between those years in which the commitment expires) are as follows:		
Within one year	–	17
Within two to five years	**270**	87
Greater than five years	**53**	218
	323	322

24 Capital commitments

The Group had forward commitments of £79,000 (2001: £824,000) under uncompleted contracts for capital expenditure which have not been included in these Accounts, arising in relation to improvements being completed at our greyhound track in Denver Colorado, USA. There were no such commitments in the Company (2001: £nil).

25 Contingent liabilities

Group

Guarantees of £0.3m relating to the leases of former Group companies have been given (2001: £0.4m).

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong (SAR) against Wembley for a declaration that the said contract was lawfully terminated and damages (as yet unquantified) for breach of contract. The Board is of the opinion that the claim is wholly without foundation and as such, the Group is defending the claim and is counterclaiming for a declaration that the contract was unlawfully terminated and damages for breach of contract. The Directors are of the opinion that the probability of an adverse outcome is small. As at the date of termination of the management contract, the ten-year contract for the management of this stadium was in its fifth year and had, to that date, earned Wembley approximately £1.2m.

As previously reported, Wembley is continuing to co-operate with a Federal Grand Jury investigation in the USA into allegations against the Group that potentially illegal payments were proposed in relation to the gaming facility at Lincoln Park, Rhode Island. This allegation implies that potentially serious offences were contemplated. There is a significant possibility of claims or charges being brought, which could have material consequences for the Group. These would be vigorously resisted, as the Directors are of the view that the allegations are without foundation.

Company

The Company has, in the normal course of business, extended various guarantees and indemnities regarding other leases and contracts entered into by Group undertakings.

	2002	2001
26 Reconciliation of operating profit to net cash inflow from operating activities	**£'000**	£'000
Operating profit from continuing operations	**38,873**	35,089
Operating loss from discontinued operations	**(1,422)**	(2,267)
Exceptional items relating to discontinued operations	**(1,590)**	–
Depreciation	**4,255**	5,335
Amortisation of goodwill	**1,830**	241
(Profit)/loss on sale of tangible fixed assets	**(58)**	223
Decrease/(increase) in debtors	**327**	(5,638)
(Decrease)/increase in creditors	**(780)**	3,496
Net cash inflow from operating activities	**41,435**	36,479

Operating cash flows in respect of discontinued operations are not material.

	2002	2001
27 Analysis of cash flows for headings netted in the cash flow statement	**£'000**	£'000
Returns on investments and servicing of finance:		
Interest paid	**(470)**	(1,212)
Interest received	**663**	1,071
Net cash inflow/(outflow) from returns on investment and servicing of finance	**193**	(141)
Taxation:		
Corporation tax received/(paid)	**3,303**	(390)
Overseas tax paid	**(14,351)**	(12,642)
Net cash outflow from tax paid	**(11,048)**	(13,032)
Capital expenditure and financial investment:		
Proceeds from disposal of tangible fixed assets	**161**	594
Purchase of tangible fixed assets	**(7,331)**	(13,262)
Purchase of intangible fixed assets	**—**	(399)
Net cash outflow from capital expenditure and financial investment	**(7,170)**	(13,067)
Acquisitions and disposals:		
Net proceeds from sale or termination of businesses	**17,387**	–
Net cash sold with subsidiary undertakings	**(2,976)**	–
Payments in relation to subsidiary undertaking acquired in 2000	**—**	(3,456)
Net cash inflow/(outflow) from acquisitions and disposals	**14,411**	(3,456)
Management of liquid resources:		
Cash drawn from short-term bank deposits	**1,843**	21,489
Financing:		
Shares issued under share option schemes	**1,039**	1,193
Expenditure in relation to the purchase and cancellation of shares	**(21,724)**	(25,596)
Net loans repaid	**—**	(9,585)
Net cash outflow from financing	**(20,685)**	(33,988)

28 Analysis of movements in net funds	At 1 January 2002 £'000	Cash flow £'000	Exchange movements £'000	At 31 December 2002 £'000
Cash	2,730	2,494	(467)	**4,757**
Overdraft	(12,723)	10,697	—	**(2,026)**
Increase in cash in the period		13,191		
Short-term bank deposits	3,098	(1,843)	(97)	**1,158**
	(6,895)	11,348	(564)	**3,889**

Short-term bank deposits are aggregated with the Cash amount and are included in the balance sheet within 'Cash at bank and in hand'.

29 Pensions

During the year, the Group operated a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1 June 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31 December 2000, at which time a Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31 December 2002 was 23.9% (2001: 23.9%), as recommended in the 6 April 1999 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. The assumptions which had the most significance on the valuation were the yield earned on the fund before retirement, which was assumed would exceed the rate of increase in general earnings by 1.5% per annum, and the rate of interest available at retirement, which was assumed would be 7.5% per annum. The valuation showed that the value of the scheme's assets at that date was £16,262,000 and that the actuarial value of those assets represented 93% of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £798,000 (2001: £949,000). Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £742,000 (2001: £949,000).

A new valuation has been performed as at 6 April 2002. Following the subsequent disposal of a number of subsidiaries, in particular Wembley (London) Limited in August 2002, a revised version has recently been prepared by the scheme actuary. As at 28 February 2003, this has yet to be approved by the pension scheme Trustees. The assumptions which have had the most significance on the valuations within it were: the rate of inflation (3%), increase in members earnings (4.5%), the overall yield earned on the fund before retirement (6.5%), and the rate of interest available at retirement (5.0%). The valuation shows that the value of the scheme's assets was £21,414,000 and that the actuarial value of those assets represented 74% of the benefits that had accrued to members. The revised funding rate recommended by the actuary is 50%, which it is intended will be applied from 1 January 2003.

FRS 17 disclosures for the year ending 31 December 2002

In accordance with the transitional arrangements of FRS 17, 'Retirement Benefits', the following disclosures are required:

The Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31 December 2002 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.0%
Discount rate	5.4%
Rate of increase in pensions in payment	2.4%
Inflation assumption	2.4%

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December		Value at 31 December	
	2002 %	2001 %	**2002 £'000**	2001 £'000
Equities	**8.0**	8.0	**7,528**	9,013
Bonds	**5.0**	5.8	**2,098**	2,111
Secured pensions			**9,284**	8,766
Cash			**1,949**	179
			20,859	20,069

29 Pensions continued

The following amounts at 31 December 2002 were measured in accordance with the requirements of FRS 17.

	2002	2001
	£'000	£'000
Total market value of assets	**20,859**	20,069
Present value of scheme liabilities	**(29,837)**	(26,692)
Deficit in the scheme	**(8,978)**	(6,623)
Related deferred tax liability	**2,693**	1,987
Net pension deficit	**(6,285)**	(4,636)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2002 would have been as follows:

	£'000
Net assets excluding pension deficit	188,969
Pension deficit	(6,285)
Net assets including pension deficit	182,684
Profit and loss reserve excluding pension deficit	86,327
Pension deficit	(6,285)
Profit and loss reserve including pension deficit	80,042

An analysis of the defined benefit cost for the year ended 31 December 2002 is as follows:

Analysis of movements in deficit in the year:	£'000
At 1 January 2002	(6,623)
Total operating charge	(623)
Total other finance charge	(188)
Actuarial loss	(4,358)
Gain on settlements/curtailments	233
Employer contributions (net of charges)	2,581
At 31 December 2002	(8,978)

	£'000
Total operating charge – current service cost	623
Expected return on pension scheme assets	1,355
Interest on pension scheme liabilities	(1,543)
Total finance charge	(188)
Actual return less expected return on pension scheme assets	(2,217)
Experience gains arising on scheme liabilities	363
Loss arising from changes in actuarial assumptions	(2,504)
Actuarial loss recognised in the Statement of total recognised gains and losses	(4,358)

History of experience gains and losses:	£'000	% of scheme assets/liabilities
Difference between expected return and actual return on pension scheme assets	(2,217)	-10.6%
Experience gains arising on scheme liabilities	363	+1.2%
Total actuarial loss recognised in the Statement of total recognised gains and losses	(4,358)	-14.6%

30 Post balance sheet event

On 5 February 2003, the sale of The Corporate Innovations Company Limited was completed to its management. A nominal cash sum of £50,000 was received on completion, together with a £1.0m interest-bearing loan note repayable in instalments during 2004 and 2005. Additional contingent consideration is receivable in the event of a further change in ownership of the company. A provision of £1.7m has been recognised in these Accounts against the carrying value of the goodwill that arose on the acquisition of this company (notes 2 and 11).

Independent auditors' report To the members of Wembley plc

We have audited the Group's financial statements for the year ended 31 December 2002 which comprise the Group profit and loss account, Group balance sheet, Company balance sheet, Group cash flow statement, Group statement of total recognised gains and losses, Reconciliation of shareholders' funds and the related notes 1 to 30. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Report of the Directors, the Chairman's statement, Review of operations, Finance Director's review and Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

28 February 2003

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Wembley plc
Elvin House
Stadium Way
Wembley
HA9 0DW
United Kingdom

Telephone: +44 (0)20 8795 8003
Fax: +44 (0)20 8900 1046
e-mail: corporate@wembleyplc.com
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